UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

# CONSOLIDATED FINANCIAL STATEMENTS OF THE PRUDENTIAL CONGLOMERATE

# JUNE 2014

Bradesco

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Consolidated Statement of Financial Position – Prudential conglomerate - In Reais

Assets	At June 30, 2014
Current assets	453,158,987,417.03
Cash and due from banks (Note 4)	11,281,058,167.10
Interbank investments (Notes 3d and 5)	136,983,859,052.98
Investments in federal funds sold and securities borrowed under agreements to resell	125,321,860,655.17
Interbank investments	11,675,372,467.30
Allowance for losses	(13,374,069.49)
Securities and derivative financial instruments (Notes 3e, 3f, 6 and 30b)	55,647,529,878.97
Own portfolio	33,060,877,001.79
Subject to repurchase agreements	15,382,529,436.44
Derivative financial instruments (Notes 3f, 6e II and 30b)	4,744,982,749.32
Underlying guarantees provided	2,205,340,775.02
Securities subject to unrestricted repurchase agreements	253,799,916.40
Interbank accounts	55,273,363,563.99
Unsettled payments and receipts	1,635,919,759.69
Reserve requirement (Note 7):
- Reserve requirement - Brazilian Central Bank	53,501,825,613.55
- SFH	4,248,885.69
Correspondent banks	131,369,305.06
Interdepartmental accounts	320,341,718.12
Internal transfer of funds	320,341,718.12
Loans (Notes 3g, 8 and 30b)	131,953,838,590.45
Loans:
- Public sector	31,779,209.26
- Private sector	145,465,605,947.01
Loans Related Assignment	11,897,171.64
Allowance for loan losses (Notes 3g, 8f, 8g and 8h)	(13,555,443,737.46)
Leasing (Notes 3g, 8 and 30b)	(153,334,929.64)
Leasing receivables:
- Private sector	2,180,797,203.96
Unearned income from leasing	(2,103,806,619.95)
Allowance for leasing losses (Notes 3g, 8f, 8g and 8h)	(230,325,513.65)
Other receivables	59,786,229,731.81
Receivables on sureties and guarantees honored (Note 8a-3)	30,304,013.36
Foreign exchange portfolio (Note 9a)	11,476,109,830.76
Receivables	6,187,199,907.96
Securities trading	1,846,928,083.38
Specific receivables	3,291,881.19
Sundry (Note 9b)	41,023,717,774.57
Allowance for loan losses (Notes 3g, 8f, 8g and 8h)	(781,321,759.41)
Other assets (Note 10)	2,066,101,643.25
Other assets	1,571,131,873.75
Provision for losses	(632,520,404.37)
Prepaid expenses (Notes 3i and 10b)	1,127,490,173.87
Long-term receivables	278,344,373,210.45
Interbank investments (Notes 3d and 5)	669,821,239.93
Interbank investments	669,821,239.93
Securities and derivative financial instruments (Notes 3e, 3f, 6 and 30b)	104,742,255,292.09
Own portfolio	50,603,267,365.80
Subject to repurchase agreements	46,272,104,737.66
Derivative financial instruments (Notes 3f, 6e II and 30b)	1,001,858,432.29
Subject to the Brazilian Central Bank	19,007,953.91
Privatization currencies	62,236,849.60
Underlying guarantees provided	5,958,108,365.32
Securities subject to unrestricted repurchase agreements	825,671,587.51

Bradesco     3

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Consolidated Statement of Financial Position –Prudential conglomerate -  In Reais

Assets	At June 30, 2014
Interbank accounts	599,801,329.44
Reserve requirement (Note 7):
- SFH	599,801,329.44
Loans (Notes 3g, 8 and 30b)	145,031,277,576.48
Loans:
- Public sector	1,919,401,216.70
- Private sector	145,510,574,838.27
Loans related to assignment	4,205,712,480.68
Allowance for loan losses (Notes 3g, 8f, 8g and 8h)	(6,604,410,959.17)
Leasing (Notes 3g, 8 and 30b)	(155,682,001.98)
Leasing receivables:
- Private sector	2,528,722,519.95
Unearned income from leasing	(2,528,065,378.77)
Allowance for leasing losses (Notes 3g, 8f, 8g and 8h)	(156,339,143.16)
Other receivables	26,408,307,280.88
Receivables	51,509.89
Securities trading	126,860,282.70
Sundry (Note 9b)	26,360,504,135.43
Allowance for loan losses (Notes 3g, 8f, 8g and 8h)	(79,108,647.14)
Other assets (Note 10)	1,048,592,493.61
Prepaid expenses (Notes 3i and 10b)	1,048,592,493.61
Permanent assets	47,447,013,701.01
Investments (Notes 3j, 11 and 30b)	29,115,241,025.74
Equity in the earnings (losses) of unconsolidated companies
- In Brazil	27,942,509,662.52
- Foreign	871,508,127.84
Other investments	443,835,042.41
Allowance for losses	(142,611,807.03)
Premises and equipment (Notes 3k and 12)	2,798,250,085.99
Premises	189,027,900.74
Other assets	7,141,817,010.37
Accumulated depreciation	(4,532,594,825.12)
Leased assets (Note 12)	9.496.169.280,58
Leased goods	14.506.855.269,62
Accumulated depreciation	(5.010.685.989,04)
Difered assets (Notes 3l and 13)	60,693,176.91
Organization and expansion expenses	1,736,294,081.72
Accumulated amortization	(1,675,600,904.81)
Intangible assets (Notes 3m and 14)	5,976,660,131.79
Intangible assets	9,883,006,606.58
Accumulated amortization	(3,906,346,474.79)
Total	778,950,374,328.49

The accompanying notes are an integral part of these Consolidated Financial Statements of the Prudential Conglomerate.

4 June 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Consolidated Statement of Financial Position –Prudential conglomerate -  In Reais

Liabilities	At June 30, 2014
Current liabilities	510,463,367,094.96
Deposits (Notes 3o and 15a)	165,799,445,367.58
Demand deposits	36,421,103,003.46
Savings deposits	84,318,918,474.07
Interbank deposits	332,802,275.35
Time deposits (Notes 15a and 30b)	44,726,621,614.70
Federal funds purchased and securities sold under agreements to repurchase (Notes 3o and 15b)	215,014,630,236.27
Own portfolio	105,045,916,955.00
Third-party portfolio	108,520,557,444.42
Unrestricted portfolio	1,448,155,836.85
Funds from issuance of securities (Notes 15c and 30b)	36,898,189,396.74
Mortgage and real estate notes, letters of credit and others	33,703,331,527.92
Securities issued abroad	3,043,454,847.75
Structured operations certificates	151,403,021.07
Interbank accounts	1,988,364,247.45
Receipts and payments pending settlement	77,933,731.47
Correspondent banks	1,910,430,515.98
Interdepartmental accounts	3,762,882,825.33
Third-party funds in transit	3,762,882,825.33
Borrowing (Notes 16a and 30b)	12,867,545,050.27
Borrowing abroad	12,867,545,050.27
Onlending in Brazil - official institutions (Notes 16b and 30b)	11,860,115,163.63
National treasury	1,108,859.34
BNDES	3,261,698,509.24
CEF	16,387,745.51
FINAME	8,579,661,976.06
Other institutions	1,258,073.48
Onlending abroad (Notes 16b and 30b)	212,744,741.89
Onlending abroad	212,744,741.89
Derivative financial instruments (Notes 3f, 6e II and 30b)	3,990,506,434.95
Derivative financial instruments	3,990,506,434.95
Other liabilities	58,068,943,630.85
Payment of taxes and other contributions	3,639,961,467.82
Foreign exchange portfolio (Note 9a)	5,551,655,391.65
Social and statutory	2,329,906,698.20
Tax and social security (Note 19a)	4,659,618,762.35
Securities trading	3,004,187,847.26
Financial and development funds	1,236,184.45
Subordinated debts (Notes 18 and 30b)	2,678,856,151.03
Sundry (Note 19b)	36,203,521,128.09
Long-term liabilities	191,364,181,378.27
Deposits (Notes 3o and 15a)	48,442,416,685.97
Interbank deposits	191,281,372.97
Time deposits (Notes 15a and 30b)	48,251,135,313.00
Federal funds purchased and securities sold under agreements to repurchase (Notes 3o and 15b)	26,812,932,763.59
Own portfolio	26,812,932,763.59

Bradesco     5

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Consolidated Statement of Financial Position – Prudential conglomerate - In of Reais

Liabilities	At June 30, 2014
Funds from issuance of securities (Notes 15c and 30b)	38,747,732,324.99
Mortgage and real estate notes, letters of credit and others	33,650,611,069.43
Securities issued abroad	5,038,362,972.21
Structured operations certificates	58,758,283.35
Borrowing (Notes 16a and 30b)	843,257,979.29
Borrowing abroad	843,257,979.29
Onlending in Brazil - official institutions (Notes 16b and 30b)	28,340,765,521.78
BNDES	8,124,314,673.05
CEF	13,515,085.63
FINAME	20,202,563,940.14
Other institutions	371,822.96
Derivative financial instruments (Notes 3f, 6e II and 30b)	741,052,587.10
Derivative financial instruments	741,052,587.10
Other liabilities	47,436,023,515.55
Tax and social security (Note 19a)	7,989,463,981.23
Subordinated debts (Notes 18 and 30b)	32,734,623,616.71
Sundry (Note 19b)	6,711,935,917.61
Deferred income	220,623,301.21
Deferred income	220,623,301.21
Non-controlling interests in subsidiaries (Note 20)	101,924,277.30
Shareholders' equity (Note 21)	76,800,278,276.75
Capital:
- Domiciled in Brazil	37,622,310,306.43
- Domiciled abroad	477,689,693.57
Capital reserves	11,441,258.19
Profit reserves	38,976,928,763.74
Asset valuation adjustments	9,923,000.32
Treasury shares (Notes 21d and 30b)	(298,014,745.50)
Total	778,950,374,328.49

The accompanying notes are an integral part of these Consolidated Financial Statements of the Prudential Conglomerate.

6 June 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Consolidated Income Statement - Prudential  Conglomerate– In Reais

2014 1st Semester
Revenue from financial intermediation	48,850,729,754.27
Loans (Note 8j)	27,916,278,676.95
Leasing (Note 8j)	2,852,550,273.23
Operations with securities (Note 6g)	14,690,185,780.18
Derivative financial instruments (Note 6g)	1,063,381,710.97
Foreign exchange operations (Note 9a)	66,121,770.53
Reserve requirement (Note 7b)	2,221,747,676.35
Sale or transfer of financial assets	40,463,866.06

Financial intermediation expenses	29,318,557,552.30
Federal funds purchased and securities sold under agreements to repurchase (Note 15e)	21,571,496,750.97
Borrowing and onlending (Note 16c)	(1,613,434,064.96)
Leasing (Note 8j)	2,510,321,748.31
Allowance for loan losses (Notes 3g, 8g and 8h)	6,850,173,117.98

Gross income from financial intermediation	19,532,172,201.97

Other operating income (expenses)	(8,583,700,792.86)
Fee and commission income (Note 22)	8,916,574,073.54
Other fee and commission income	6,577,968,562.55
Income from banking fees	2,338,605,510.99
Payroll and related benefits (Note 23)	(5,698,684,784.50)
Other administrative expenses (Note 24)	(7,471,583,280.34)
Tax expenses (Note 25)	(1,814,079,589.21)
Equity in the earnings (losses) of unconsolidated companies (Note 11a)	804,206,944.66
Other operating income (Note 26)	2,109,989,792.73
Other operating expenses (Note 27)	(5,430,123,949.74)
Operating income	10,948,471,409.11
Non-operating income (loss) (Note 28)	(216,639,615.53)
Income before income tax and social contribution and non-controlling interests	10,731,831,793.58
Income tax and social contribution (Notes 32a and 32b)	(3,505,228,962.81)
Non-controlling interests in subsidiaries	(5,672,771.90)
Net income	7,220,930,058.87

The accompanying notes are an integral part of these Consolidated Financial Statements of the Prudential Conglomerate.

Bradesco     7

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Statement of Changes in Shareholders' Equity – In Reais

	Events	Paid-in	Capital reserves	Profit reserves		Asset valuation adjustments		Treasury shares	Retained earnings (accumulated losses)	Total
			Share premium	Legal	Statutory	Bradesco	Subsidiaries
	Balance at 1st January 2014	38,100,000,000.00	11,441,258.19	4,439,025,822.29	29,712,870,906.41	(865,372,757.05)	(189,070,310.61)	(269,093,098.37)	-	70,939,801,820.86
	Acquisition of treasury shares	-	-	-	-	-	-	(28,921,647.13)	-	(28,921,647.13)
	Asset valuation adjustments	-	-	-	-	587,418,989.54	476,947,078.44	-	-	1,064,366,067.98
	Net income	-	-	-	-	-	-	-	7,220,930,058.87	7,220,930,058.87
Allocations:	- Reserves	-	-	361,046,502.94	4,463,985,532.10	-	-	-	(4,825,032,035.04)	-
	- Interest on shareholders’ equity paid and/or provisioned	-	-	-	-	-	-	-	(1,566,898,023.83)	(1,566,898,023.83)
	- Interim Dividends Provisioned	-	-	-	-	-	-	-	(829,000,000.00)	(829,000,000.00)
	Balance on June 30, 2014	38,100,000,000.00	11,441,258.19	4,800,072,325.23	34,176,856,438.51	(277,953,767.51)	287,876,767.83	(298,014,745.50)	-	76,800,278,276.75

The accompanying notes are an integral part of these Consolidated Financial Statements of the Prudential Conglomerate.

8 June 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Consolidated Cash Flow Statement Prudential Conglomerate - In Reais

2014 1st Semester
Cash flow from operating activities:
Net Income before income tax and social contribution	10,731,831,793.58
Adjustments to net income before income tax and social contribution	10,238,632,531.94
Allowance for loan losses	6,850,173,117.98
Depreciation and amortization	1,464,838,130.07
Expenses with civil, labor and tax provisions	1,319,963,318.94
Equity in the earnings (losses) of unconsolidated companies	(804,206,944.66)
(Gain) on sale of fixed assets	9,315,676.80
Loss on sale of foreclosed assets	147,462,716.66
Other	1,251,086,516.15
Adjusted net income before taxes	20,970,464,325.52
Increase in interbank investments	14,555,560,183.18
Decrease in trading securities and derivative financial instruments	(5,750,677,744.85)
Decrease in interbank and interdepartmental accounts	(2,189,614,754.65)
(Increase) in loan and leasing	(12,743,372,172.00)
Decrease in deferred income	(367,062,933.01)
Decrease in other receivables and other assets	2,706,308,537.58
Decrease in reserve requirement - Brazilian Central Bank	1,879,163,847.30
Decrease in deposits	(4,781,566,790.00)
Decrease in federal funds purchased and securities sold under agreements to repurchase	(960,966,299.00)
Increase in funds from issuance of securities	12,867,170,771.81
Decrease in borrowings and onlending	(1,961,273,162.00)
Increase in other liabilities	4,945,209,348.53
Income tax and social contribution paid	(2,182,214,711.59)
Net cash provided by/(used in) operating activities	26,987,128,446.82
Cash flow from investing activities:
(Increase) in held-to-maturity securities	(7,159,555.42)
Sale of/maturity of and interests on available-for-sale securities	18,656,571,318.53
Proceeds from sale of foreclosed assets	268,005,272.34
Sale of premises, equipment and leasing	447,214,805.13
Purchases of available-for-sale securities	(24,957,104,631.95)
Foreclosed asset acquisitions	(655,409,737.00)
Investment acquisitions	(18,381,980.34)
Purchase of premises, equipment and leasing	(1,471,050,915.00)
Intangible asset acquisitions	(216,749,105.00)
Dividends and interest on shareholders' equity received	106,888,217.07
Net cash provided by/(used in) investing activities	(7,847,176,311.64)
Cash flow from financing activities:
Decrease in subordinated debts	(505,234,573.68)
Dividends and interest on shareholders’ equity paid	(2,595,321,242.74)
Non-controlling interest	(29,361,420.48)
Acquisition of own shares	(28,921,647.00)
Net cash provided by/(used in) financing activities	(3,158,838,883.90)
Net increase in cash and cash equivalents	15,981,113,251.28
Cash and cash equivalents - at the beginning of the period	117,680,011,641.11
Cash and cash equivalents - at the end of the period	133,661,124,892.39
Net increase in cash and cash equivalents	15,981,113,251.28

The accompanying notes are an integral part of these Consolidated Financial Statements of the Prudential Conglomerate.

Bradesco     9

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Financial Statements of the Prudential Conglomerate Index

Notes to Bradesco’s Consolidated Financial Statements of the Prudential Conglomerate are as follows:

10                 June 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

1)   OPERATIONS

Banco Bradesco S.A. (Bradesco) is a private-sector publicly traded company and universal bank that carries out all types of banking activities that it is authorized to do so through its commercial, foreign exchange, consumer financing and housing loan portfolios. The Bank has a number of other activities, either directly or indirectly, through its subsidiaries, particularly in leasing, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. Operations are conducted within the context of the companies within the Bradesco Organization, working together in the market.

2)   PRESENTATION OF THE FINANCIAL STATEMENTS

The consolidated financial statements of the prudential conglomerate have been prepared to comply with the requirements of Resolution no4280/13, of the National Monetary Council (CMN) and supplementary regulations of the Central Bank of Brazil (Bacen). This way, specific requirements were observed in the consolidation and/or combination of entities listed in Resolution no4280/13 determined by CMN and Bacen, which are not necessarily the same established by Brazilian corporate law and by CMN or Bacen for other types of consolidation. In this sense, the financial statements of Banco Bradesco, its foreign branch, controlled companies and investment funds are included as required by Resolution no4280/13.

This is the first presentation of the consolidated financial statements of the prudential conglomerate and Bradesco has chosen the option provided in paragraph 2oof Art. 10, of the Circular no3701/14, of Bacen, and are not presenting the comparative information related to the periods before June 30, 2014.

In the preparation of these consolidated financial statements of the prudential conglomerate, intercompany transactions, including investments, assets and liabilities, revenue, expenses and unrealized profit were eliminated and net income and shareholders’ equity attributable to the non-controlling interests were accounted for on a separate line. For jointly-controlled investments with other shareholders, assets, liabilities and income and losses were proportionally consolidated in the consolidated financial statements according to the interest on shareholders’ equity of each investee. Goodwill on the acquisition of investments in subsidiary/unconsolidated companies or jointly-controlled entities is included in investments and intangible assets (Note 14a).

The financial statements include estimates and assumptions, such as: the calculation of estimated loan losses, fair value estimates of certain financial instruments, civil, tax and labor provisions, impairment losses of securities classified as available-for-sale and held-to-maturity and non-financial assets, and the determination of the useful life of specific assets. Actual results may differ from those based on estimates and assumptions.

Bradesco’s consolidated financial statements of the prudential conglomerate were approved by the Board Directors on August 28, 2014.

Bradesco     11

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

Below are the primary direct and indirectly owned companies included in the consolidation:

	Activity	June 30, 2014
Financial Institutions
Banco Bradesco S.A.	Banking	Controller
Banco Alvorada S.A.	Banking	99.99%
Banco Bradesco Financiamentos S.A.	Banking	100.00%
BMC Asset Management - DTVM Ltda.	Asset management	100.00%
Banco Bradesco BBI S.A.	Investment bank	98.35%
Banco Boavista Interatlântico S.A.	Banking	100.00%
Banco CBSS S.A.	Banking	100.00%
Banco Bradesco Cartões S.A.	Cards	100.00%
Banco Bradesco BERJ S.A.	Banking	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%
BEC - Distribuidora de Títulos e Valores Mobiliários Ltda.	Asset management	100.00%
BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.	Asset management	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%
Banco Bradescard S.A.	Cards	100.00%
Crediare S.A. - Crédito, Financiamento e Investimento	Banking	50.00%
Cidade Capital Markets Limited	Banking	100.00%
Everest Leasing S.A. Arrendamento Mercantil	Leasing	100.00%
Tibre Distribuidora de Títulos e Valores Mobiliários Ltda.	Asset management	100.00%
Banco Bradesco Argentina S.A.	Banking	99.99%
Banco Bradesco Europa S.A.	Banking	100.00%
Banco Bradesco S.A. Grand Cayman Branch (1)	Banking	100.00%
Banco Bradesco S.A. Grand Cayman Branch II	Banking	100.00%
Banco Bradesco New York Branch	Banking	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%
Bradesco Securities, UK.	Brokerage	100.00%
Bradesco Securities Hong Kong	Brokerage	100.00%
Bradescard México, Sociedad de Responsabilidad Limitada	Cards	100.00%
Consortium management
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%
Payment Institutions
Cielo S.A. (2)	Services	28.65%
Cia. Brasileira de Soluções e Serviços - Alelo (2)	Services	50.01%
Securitization
Cia. Securitizadora de Créditos Financeiros Rubi	Purchase of credits	100.00%
Alvorada Cia. Securitizadora de Créditos Financeiros	Purchase of credits	100.00%
Promosec Cia. Securitizadora de Créditos	Purchase of credits	100.00%
Investment funds
Bradesco FI MULT Cred. Priv. Inv. Exterior Pioneiro	Investment funds	100.00%
Bradesco F.I.C. F.I. Referenciado DI Galáxia	Investment funds	100.00%
Bradesco FI Multimercado Cred. Privado Apolo	Investment funds	100.00%
F II - Fundo de Investimento RF Cred. Privado	Investment funds	100.00%
FIDC Hiper	Investment funds	100.00%
FIP Multisetorial Plus	Investment funds	100.00%
BMC FIDC - Crédito Consignado INSS Subordinada (3)	Investment funds	100.00%
Bradesco FI Referenciado DI União	Investment funds	94.12%
Bradesco F.I. Referenciado DI Performance	Investment funds	100.00%
BRAD FI Mult. Cred. Priv. Inv. Exterior Andromeda	Investment funds	100.00%
Strong Fundo de Inv. em Cotas FUN Inv. Multimercado	Investment funds	100.00%
Fundo Inv. em Participações Multisetorial Plus II	Investment funds	100.00%
Bradesco FIC Fundo Inv. Referenciado DI Carnaúba	Investment funds	50.01%

(1)  The special purpose entity International Diversified Payment Rights Company is being consolidated. The company takes part in the securitization operation of future flow of payment orders received from overseas (Note 15d);

(2)  Company proportionally consolidated, pursuant to CMN Resolution no 2723/00 and CVM Rule no 247/96; and

(3)  Ended in May 2014.

12                 June 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

3)   SIGNIFICANT ACCOUNTING PRACTICES

a)   Functional and Presentation Currencies

Consolidated financial statements are presented in Brazilian reais, which is also Bradesco’s functional currency. Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, and, therefore, assets, liabilities and profit or loss are translated into Brazilian reais using the appropriate currency exchange rate to comply with accounting practices adopted in Brazil. Foreign currency translation gains and losses arising are recognized in the period’s income statement under items “Derivative Financial Instruments” and “Borrowing and Onlending”.

b)   Income and Expense Recognition

Income and expenses are recognized on an accrual basis together to determine the net income for the period to which they relate, regardless of receipt or payment of funds.

Fixed rate transactions are recorded at their redemption value with the income or expense relating to future periods being recorded as a deduction from the corresponding asset or liability. Finance income and costs are prorated daily and calculated based on the exponential method, except when they relate to discounted notes or to foreign transactions which are calculated using the straight-line method.

Floating rate or foreign-currency-indexed transactions are adjusted for inflation at the end of the reporting period.

c)   Cash and cash equivalents

Cash and cash equivalents include: funds available in currency, investments in gold, investments in federal funds purchases and securities sold under agreements to repurchase and interest-earning deposits in other banks, maturing in 90 days or less, and are exposed to insignificant risk of change in fair value. These funds are used by Bradesco to manage its short-term commitments.

Cash and cash equivalents detailed balances are reflected in Note 4.

d)   Interbank investments

Unrestricted purchase and sale commitments are stated at their fair value. Other investments are stated at cost, plus income earned up to the end of the reporting period, net of any devaluation allowance, if applicable.

The breakdown, terms and proceeds relating to interbank investments are presented in Note 5.

e)   Securities - Classification

•       Trading securities - securities acquired for the purpose of being actively and frequently traded. They are recorded at cost, plus income earned and adjusted to fair value recognized in profit or loss for the period;

•       Available-for-sale securities - securities that are not specifically intended for trading purposes or to be held to maturity. They are recorded at cost, plus income earned, which is recorded in profit or loss in the period and adjusted to fair value within shareholders' equity, net of tax, which will be recognized in profit or loss only when effectively disposed; and

•       Held-to-maturity securities - securities for which there is positive intent and financial capacity to hold in the portfolio to maturity. They are recorded at cost, plus earnings recognized in profit or loss for the period.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders’ quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by Management.

Bradesco     13

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

Classification, breakdown and segmentation of securities are presented in Note 6 (a to d).

f)    Derivative financial instruments (assets and liabilities)

Classified according to intended use by Management, on the date that the operation was contracted and considering if it was intended for hedging purposes or not.

Operations involving derivative financial instruments are designed to meet the Bank’s own needs in order to manage overall exposure, as well as to meet customer requests to manage their positions. Gains and losses are recorded in income or expenses accounts of the respective financial instruments.

Derivative financial instruments used to mitigate risk deriving from exposure to variations in the Fair value of financial assets and liabilities are designated as hedges and are classified according to their nature:

•       Market risk hedge: financial instruments classified in this category as well as the hedge-related financial assets and liabilities, gains and losses, realized or not, are recorded in the income statement; and

•       Cash flow hedge: effective portion of valuation or devaluation of financial instruments classified in this category is recorded, net of taxes, in a specific account under shareholders’ equity. The ineffective portion of the respective hedge is directly recognized in profit or loss.

A breakdown of amounts included in derivative financial instruments, in the balance sheet and off-balance-sheet accounts, is disclosed in Note 6 (e to g).

g)   Loans and leasing, advances on foreign exchange contracts, other receivables with credit characteristics and allowance for loan losses

Loans and leasing, advances on foreign exchange contracts and other receivables with credit characteristics are classified by risk level, based on: (i) the parameters established by CMN Resolution  no 2682/99, which requires risk ratings to have nine levels, where “AA” is (minimum risk) and “H” (maximum risk). and (ii) the Administration’s assessment of the risk level. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to operations, debtors and guarantors. Moreover, the period of late payment defined in CMN Resolution no 2682/99 is also considered to rate customer risk as follows:

Past-due period (1)	Customer rating
• from 15 to 30 days	B
• from 31 to 60 days	C
• from 61 to 90 days	D
• from 91 to 120 days	E
• from 121 to 150 days	F
• from 151 to 180 days	G
• more than 180 days	H

(1)  For transactions with terms of more than 36 months, past-due periods are doubled, as allowed under CMN Resolution no 2682/99.

Interest and inflation adjustments on past-due transactions are only recognized up to the 59th day that they are past due. As from the 60th day, they are initially recognized in deferred income and are recognized in income only after affectively received.

H-rated past-due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in off-balance-sheet accounts for at least five years.

14                 June 2014

Consolidatedd Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

Renegotiated transactions are maintained at least at the same level as previously classified. Renegotiations already written-off against the allowance and that were recorded in off-balance-sheet accounts, are rated as level “H” and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant repayment on the operation or when new material facts justify a change in the level of risk, the operation may be reclassified to a lower risk category.

The estimated allowance for loan losses is calculated to sufficiently cover probable losses, considering CMN and Bacen standards and instructions, together with Management assessment to determine credit risk.

Type, values, terms, levels of risk, concentration, economic sector of the activity, renegotiation and income from loans, as well as the breakdown of expenses and statement of financial position accounts for the allowance for loan losses are presented in Note 8.

Leasing

The leasing portfolio consists of contracts registered under Portaria 140/84, of the Ministry of Finance, which contains clauses: a) non cancellation; b) put option; and c) accrual based on floating or prefixed rates and accounted in accordance to the standards established by Bacen, as follows:

I-      Receivable Leases

Reflect the balance of receivable counter installments, updated according to the indexes and criteria established contractually.

II-    Lease deferred income and Guaranteed Residual Value (VRG)

Recorded at contract value, in contrast to the lease deferred income accounts and residual Value to be balanced, both presented by agreed conditions. The VRG received in advance is recorded in Other Liabilities – Lenders by Anticipation of the Residual Value, up to the maturity date of the contract. The present value adjustment of counter installments and receivable VRG of financial leasing operations is recognized as excess/insufficient depreciation on leased assets, aiming to align accounting practices. For operations that are 60 or more days past due, the appropriation to the income statements occurs when contractual installments are received, according to the CMN Resolution no 2682/99.

III-  Leased assets

Are stated at acquisition cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method, with the benefit of 30% reduction on the normal useful life of the asset, provided in the existing legislation. The main annual rates of depreciation used, which are the basis for this reduction, are as follows: vehicles and related, 20%; furniture and utensils, 10%; machinery and equipment, 10%; and other assets, 10% and 20%.

IV-  Losses on lease

The losses recorded in the sale of leased assets are deferred and amortized over the remaining term of the normal useful life of the assets, being demonstrated along with the Leased Asset (Note 8k).

V-    Excess (insufficiency) of depreciation

The accounting records of the leasing operations are maintained in accordance with legal requirements, specific to this type of operation. The procedures adopted and summarized in "II" to "IV" above differ from accounting practices provided in Brazilian corporate legislation, especially with regards to the accrual basis of accounting on recording revenue and expenses related to leasing contracts. As a result, according to Circular Bacen no1429/89, the present value of the open counter installments has been calculated, using the internal rate of return of each contract, registering a revenue or expense of leasing, in contrast to excess or insufficiency of depreciation accounts, respectively, recorded in the Permanent Asset, aiming to suit leasing operations to an accrual basis of accounting (Note 8k).

Bradesco     15

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

h)   Income tax and social contribution (assets and liabilities)

Income tax and social contribution credits, calculated on income tax losses, social contribution losses and temporary additions are recorded in “Other Receivables - Sundry” and the provisions for deferred tax liabilities on tax differences in leasing depreciation and mark-to-market adjustments on securities are recorded in “Other Liabilities - Tax and Social Security”. The income tax rate only applies to tax differences in leasing depreciation.

Tax credits on temporary additions are used and/or reversed against the corresponding provision. Tax credits on income tax and social contribution losses are used when taxable income is generated, under the 30% limit of the taxable profit for the period. Such tax credits are recorded based on current expectations on when the deduction can be used, considering technical studies and analyses carried out by Management.

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. Social contribution on net income is calculated at 15% for financial institutions and insurance companies and at 9% for other companies.

Provisions were recorded for other income tax and social contribution in accordance with specific applicable legislation.

Pursuant to Law no 11941/09, changes in the criteria to recognize for revenue, costs and expenses included in the net income for the period, enacted by Law no 11638/07 and by Articles no 37 and no 38 of Law no 11941/09, shall not affect taxable income, and, for tax purposes, accounting methods and criteria in force on December 31, 2007 are considered. For accounting purposes, the tax effects of adopting the aforementioned laws are recorded in the corresponding deferred tax assets and liabilities.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of tax credits, as well as unrecorded tax credits, are presented in Note 32.

i)    Prepaid expenses

Prepaid expenses are represented by use of funds for future benefits or services, which are recognized in the profit or loss on an accrual basis.

Incurred costs relating to corresponding assets that will generate revenue in subsequent periods are recorded in profit or loss according to the terms and the amount of expected benefits and directly written-off in profit or loss when the corresponding assets or rights are no longer part of the institution’s assets or when future benefits are no longer expected.

Prepaid expenses are shown in details in Note 10b.

j)    Investments

Investments in unconsolidated companies, with significant influence over the investee or with at least 20% of the voting rights, are accounted for by the equity method.

Tax incentives and other investments are stated at cost, less allowance for losses/impairment, where applicable.

Subsidiaries and jointly-controlled entities are consolidated - The composition of the main companies can be found in Note 2. The composition of unconsolidated companies, as well as other investments, can be found in Note 11.

k)   Premises and equipment

Relates to the tangible assets used by the Bank in its activities or used for that purpose, including those transactions which transfer risks, benefits and controls of the assets to the entity.

16                 June 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

Premises and equipment are stated at acquisition cost, net of accumulated depreciation, calculated by the straight-line method based on the assets’ estimated economic useful life, using the following rates:  real estate - 4% per annum. furniture and utensils and machinery and equipment - 10% per annum. transport systems - 20% per annum. and data-processing systems - 20% to 50% per annum, and adjusted through impairment, when applicable.

The breakdown of asset costs and their corresponding depreciation, as well as the unrecorded surplus value for real estate and fixed asset ratios, is presented in Note 12.

l)    Deferred assets

It is stated at a cost of acquisition or net formation of their accumulated depreciation of 20% per annum, calculated by the straight-line method. From December 8, 2008, the new operations have been recorded in intangible assets in accordance with the Circular Letter in 3,357/08 of Bacen.

The values composition of the assets costs and their depreciation are presented in Note 13.

m) Intangible assets

Relates to the right over intangible assets used by the Bank in its activities or used for that purpose.

Intangible assets comprise:

•       Future profitability/acquired client portfolio and acquisition of right to provide banking services: they are recorded and amortized, as applicable, over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted through impairment, where applicable; and

•       Software: stated at cost less amortization calculated on a straight-line basis over the estimated useful life (20% to 50% p.a.), from the date it is available for use and adjusted through impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intention and ability to complete such development, as well as to reliably measure costs directly attributable to the intangible asset. These costs are amortized during its estimated useful life, considering the expected future economic benefits.

Goodwill and other intangible assets, including their changes by class, are broken down in Note 14.

n)   Impairment

Financial and non-financial assets are tested for impairment.

Impairment evidence may comprise the non-payment or payment delay by the debtor, possible bankruptcy process or even significant or extended decline in asset value.

An impairment loss of a financial or non-financial asset is recognized in the profit or loss for the period if the book value of an asset or cash-generating unit exceeds its recoverable value.

Impairment losses are presented in Note 6d(8).

o)   Deposits and federal funds purchased and securities sold under agreements to repurchase

These are recognized at the value of the liabilities and include, when applicable, related charges up to the end of the reporting period, on a daily prorated basis.

A breakdown of securities recorded in deposits and federal funds purchased and securities sold under agreements to repurchase, as well as terms and amounts recognized in the statement of financial position and income statement, is presented in Note 15.

p)   Provisions, contingent assets and liabilities and legal obligations - tax and social security

Provisions, contingent assets and liabilities, and legal obligations, as defined below, are recognized, measured and disclosed in accordance with the criteria set out in CPC 25, approved by CMN Resolution no 3823/09 and CVM Resolution no 594/09:

Bradesco     17

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

•       Contingent assets: these are not recognized in the financial statements, except when Management has control over the outcome or when there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, classifying the gain as practically certain by confirming the expectation of receipt or compensation against another liability. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

•       Provisions: these are recorded taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever the loss is deemed probable which would cause a probable outflow of funds to settle the obligation and when amounts can be reliably measured;

•       Contingent liabilities: according to CPC 25, the term “contingent” is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management’s control. Contingent liabilities considered as possible losses should only be disclosed in the notes when relevant. Obligations deemed remote are not recorded as a provision nor disclosed; and

•       Legal obligations - provision for tax risks: results from judicial proceedings, being contested on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully recognized in the financial statements.

Details on lawsuits, as well as segregation and changes in amounts recorded, by type, are presented in Note 17.

q)   Other assets and liabilities

Assets are stated at their realizable amounts, including, when applicable, related income and monetary and exchange variations (on a daily prorated basis), less provision for losses, when deemed appropriate. Liabilities include known or measurable amounts, including related charges and monetary and exchange variations (on a daily prorated basis).

r)   Subsequent events

These refer to events occurring between the reporting date and the date the financial statements are authorized to be issued.

They comprise the following:

•       Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and

•       Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

Subsequent events, if any, are described in Note 33.

18                 June 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

4)   CASH AND CASH EQUIVALENTS

June 30, 2014 – R$
Cash and due from banks in domestic currency	7,418,517,480.32
Cash and due from banks in foreign currency	3,862,441,878.23
Investments in gold	98,808.55
Total cash and due from banks	11,281,058,167.10
Interbank investments (1)	122,380,066,725.29
Total cash and cash equivalents	133,661,124,892.39
(1)  Refer to operations which mature 90 days or less from the date they were effectively invested and with insignificant risk of change in fair value.

Bradesco     19

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

5)   INTERBANK INVESTMENTS

a)   Breakdown and maturity

					R$
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	June 30, 2014
Investments in federal funds purchased and securities sold under agreements to repurchase:
Own portfolio position	16,792,542,966.40	-	-	-	16,792,542,966.40
● National treasury notes	7,409,561,008.88	-	-	-	7,409,561,008.88
● National treasury bills	9,370,767,286.22	-	-	-	9,370,767,286.22
● Other	12,214,671.30	-	-	-	12,214,671.30
Funded position	104,783,266,881.17	3,089,275,985.75	-	-	107,872,542,866.92
● Financial treasury bills	76,293,740.38	-	-	-	76,293,740.38
● National treasury notes	68,175,986,410.41	2,070,727,552.13	-	-	70,246,713,962.54
● National treasury bills	36,530,986,730.38	1,018,548,433.62	-	-	37,549,535,164.00
Short position	218,001,265.33	438,773,556.52	-	-	656,774,821.85
● National treasury bills	218,001,265.33	438,773,556.52	-	-	656,774,821.85
Subtotal	121,793,811,112.90	3,528,049,542.27	-	-	125,321,860,655.17
Interest-earning deposits in other banks:
● Interest-earning deposits in other banks	3,210,343,846.46	3,812,160,016.57	4,652,868,604.27	669,821,239.93	12,345,193,707.23
● Provision for losses	(2,056,710.59)	(3,111,144.16)	(8,206,214.74)	-	(13,374,069.49)
Subtotal	3,208,287,135.87	3,809,048,872.41	4,644,662,389.53	669,821,239.93	12,331,819,637.74
Total on June 30, 2014	125,002,098,248.77	7,337,098,414.68	4,644,662,389.53	669,821,239.93	137,653,680,292.91
%	90.8	5.3	3.4	0.5	100.0

b)   Income from interbank investments

Classified in the income statement as income on securities transactions.

R$
2014 1st Semester
Income from investments in purchase and sale commitments:
• Own portfolio position	149,568,077.78
• Funded position	5,632,854,871.25
• Short position	148,220,111.00
Subtotal	5,930,643,060.03
Income from interest-earning deposits in other banks	326,512,492.49
Total (Note 6g)	6,257,155,552.52

20                 June 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

6)   SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

Information on securities and derivative financial instruments is as follows:

a)   Summary of the consolidated classification of securities by operating segment and issuer

	R$
	2014

Financial

		Other Activities	June 30%
Trading securities (4)	53,000,480,562.90	447,279,786.71	53,447,760,349.61	33.3
- Government securities	31,081,998,356.22	-	31,081,998,356.22	19.4
- Corporate securities	16,171,641,025.07	447,279,786.71	16,618,920,811.78	10.4
- Derivative financial instruments (1)	5,746,841,181.61	-	5,746,841,181.61	3.5
Available-for-sale securities (4)	106,902,496,964.50	2,770,712.24	106,905,267,676.74	66.7
- Government securities	58,652,653,697.60	2,770,712.24	58,655,424,409.84	36.6
- Corporate securities	48,249,843,266.90	-	48,249,843,266.90	30.1
Held-to-maturity securities (3)	36,757,144.71	-	36,757,144.71	-
- Government securities	36,757,144.71	-	36,757,144.71	-
Overall total	159,939,734,672.11	450,050,498.95	160,389,785,171.06	100.0
- Government securities	89,771,409,198.53	2,770,712.24	89,774,179,910.77	56.0
- Corporate securities	70,168,325,473.58	447,279,786.71	70,615,605,260.29	44.0
Overall total	159,939,734,672.11	450,050,498.95	160,389,785,171.06	100.0

Bradesco     21

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

b)   Breakdown of the consolidated portfolio by issuer

Securities (2)	R$
	June 30, 2014
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (5) (6) (7)	Original amortized cost	Mark- to- market
Government securities	5,348,090,438.86	3,612,847,518.97	8,583,691,181.53	72,229,550,771.41	89,774,179,910.77	89,813,306,900.09	(39,126,989.32)
Financial treasury bills	3,140,303,505.84	252,852,783.63	513,181,199.80	4,516,454,981.38	8,422,792,470.65	8,421,609,128.23	1,183,342.42
National treasury bills	289,368,100.34	4,486,513.68	6,393,472,778.51	18,459,689,252.28	25,147,016,644.81	25,852,778,518.74	(705,761,873.93)
National treasury notes	13,997,464.86	3,335,160,354.37	1,677,037,203.22	48,888,543,754.07	53,914,738,776.52	53,275,089,760.05	639,649,016.47
Brazilian foreign debt notes	11,119,975.68	-	-	302,625,934.08	313,745,909.76	299,029,133.31	14,716,776.45
Privatization currencies	-	-	-	62,236,849.60	62,236,849.60	51,574,565.93	10,662,283.67
Other	1,893,301,392.14	20,347,867.29	-	-	1,913,649,259.43	1,913,225,793.83	423,465.60
Private securities	13,277,930,731.88	4,459,958,525.00	3,275,099,383.70	49,602,616,619.71	70,615,605,260.29	70,070,095,131.98	545,510,128.31
Bank deposit certificates	73,773,544.75	512,034,354.66	835,498.72	51,133,697.47	637,777,095.60	637,777,095.60	-
Shares	3,769,072,295.24	-	-	-	3,769,072,295.24	3,636,351,248.47	132,721,046.77
Debentures	494,127,083.64	2,698,807,794.66	1,438,701,521.80	27,854,889,132.97	32,486,525,533.07	32,654,245,015.86	(167,719,482.79)
Promissory notes	200,058,697.83	783,706,916.29	-	-	983,765,614.12	992,217,168.29	(8,451,554.17)
Foreign corporate securities	125,462,515.14	14,423,796.89	442,009,000.06	8,000,975,675.59	8,582,870,987.68	8,463,009,261.57	119,861,726.11
Derivative financial instruments (1)	4,149,432,700.93	366,659,181.46	228,890,866.93	1,001,858,432.29	5,746,841,181.61	5,109,958,104.17	636,883,077.44
Other	4,466,003,894.35	84,326,481.04	1,164,662,496.19	12,693,759,681.39	18,408,752,552.97	18,576,537,238.02	(167,784,685.05)
Subtotal	18,626,021,170.74	8,072,806,043.97	11,858,790,565.23	121,832,167,391.12	160,389,785,171.06	159,883,402,032.07	506,383,138.99
Hedge - cash flow (Note 6f)	-	-	-	-	-	-	(20,725,046.23)
Overall total	18,626,021,170.74	8,072,806,043.97	11,858,790,565.23	121,832,167,391.12	160,389,785,171.06	159,883,402,032.07	485,658,092.76

22                 June 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

c)     Consolidated classification by category, maturity and operating segment

I)    Trading securities

Securities (2)	R$
	June 30, 2014
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (5) (6) (7)	Original amortized cost	Mark- to- market
- Financial (4)	15,808,646,124.04	6,046,414,618.32	7,183,855,782.26	23,961,564,038.28	53,000,480,562.90	52,238,982,771.09	761,497,791.81
National treasury bills	236,389,948.53	4,486,513.68	3,974,970,109.47	533,046,657.71	4,748,893,229.39	4,749,613,764.80	(720,535.41)
Financial treasury bills	3,140,303,505.84	171,173,205.84	347,491,686.16	4,409,654,942.12	8,068,623,339.96	8,067,595,249.18	1,028,090.78
Bank deposit certificates	66,230,784.23	512,034,354.66	835,498.72	16,412,399.53	595,513,037.14	595,513,037.14	-
Derivative financial instruments (1)	4,149,432,700.93	366,659,181.46	228,890,866.93	1,001,858,432.29	5,746,841,181.61	5,109,958,104.17	636,883,077.44
Debentures	373,163,253.83	2,016,720,639.03	237,218,106.02	3,307,184,626.61	5,934,286,625.49	5,993,668,830.86	(59,382,205.37)
Promissory notes	78,767,583.37	74,837,286.81	-	-	153,604,870.18	153,980,936.95	(376,066.77)
National treasury notes	13,997,464.86	2,804,521,032.48	1,219,527,295.93	12,312,781,767.42	16,350,827,560.69	16,140,238,142.04	210,589,418.65
Other	7,750,360,882.45	95,982,404.36	1,174,922,219.03	2,380,625,212.60	11,401,890,718.44	11,428,414,705.95	(26,523,987.51)
- Other activities	447,279,786.71	-	-	-	447,279,786.71	447,279,786.71	-
Financial treasury bills	447,279,786.71	-	-	-	447,279,786.71	447,279,786.71	-
Overall total	16,255,925,910.75	6,046,414,618.32	7,183,855,782.26	23,961,564,038.28	53,447,760,349.61	52,686,262,557.80	761,497,791.81
Derivative financial instruments (liabilities)	3,553,799,817.26	249,124,047.89	187,582,569.80	741,052,587.10	4,731,559,022.05	4,447,474,280.76	284,084,741.29

Bradesco     23

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

II)   Available-for-sale securities

Securities (2)	R$
	June 30, 2014
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (5) (6) (7)	Original amortized cost	Mark- to- market
- Financial (4)	2,370,095,259.99	2,026,391,425.65	4,674,934,782.97	97,831,075,495.89	106,902,496,964.50	107,157,613,907.46	(255,116,942.96)
National treasury bills	52,978,151.81	-	2,418,502,669.04	17,926,642,594.57	20,398,123,415.42	21,103,164,753.94	(705,041,338.52)
Brazilian foreign debt notes	11,119,975.68	-	-	265,868,789.37	276,988,765.05	262,271,988.60	14,716,776.45
Foreign corporate securities	124,469,883.45	14,423,796.89	430,312,980.61	7,946,144,616.48	8,515,351,277.43	8,395,350,591.40	120,000,686.03
National treasury notes	-	530,639,321.89	457,509,907.29	36,575,761,986.65	37,563,911,215.83	37,134,851,618.01	429,059,597.82
Financial treasury bills	-	81,679,577.79	165,689,513.64	104,029,327.02	351,398,418.45	351,245,456.95	152,961.50
Bank deposit certificates	7,542,760.52	-	-	34,721,297.94	42,264,058.46	42,264,058.46	-
Debentures	120,963,829.81	682,087,155.63	1,201,483,415.78	24,547,704,506.36	26,552,238,907.58	26,660,576,185.00	(108,337,277.42)
Shares	1,931,431,550.18	-	-	-	1,931,431,550.18	1,791,760,718.79	139,670,831.39
Other	121,589,108.54	717,561,573.45	1,436,296.61	10,430,202,377.50	11,270,789,356.10	11,416,128,536.31	(145,339,180.21)
- Other activities	-	-	-	2,770,712.24	2,770,712.24	2,768,422.10	2,290.14
Financial treasury bills	-	-	-	2,770,712.24	2,770,712.24	2,768,422.10	2,290.14
Subtotal	2,370,095,259.99	2,026,391,425.65	4,674,934,782.97	97,833,846,208.13	106,905,267,676.74	107,160,382,329.56	(255,114,652.82)
Hedge - cash flow (Note 6f)	-	-	-	-	-	-	(20,725,046.23)
Overall total	2,370,095,259.99	2,026,391,425.65	4,674,934,782.97	97,833,846,208.13	106,905,267,676.74	107,160,382,329.56	(275,839,699.05)

III)  Held-to-maturity securities

Securities (2)	R$
	June 30, 2014
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Original amortized cost (5) (6)
Financial	-	-	-	36,757,144.71	36,757,144.71
Brazilian foreign debt notes	-	-	-	36,757,144.71	36,757,144.71
Overall total (3)	-	-	-	36,757,144.71	36,757,144.71

24                 June 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

d)   Breakdown of the portfolios by financial statement classification

Securities	R$
	June 30, 2014
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total on June 30 (2) (5) (6) (7)
Own portfolio	14,149,580,758.75	4,150,863,369.81	8,334,739,443.75	57,028,960,795.28	83,664,144,367.59
Fixed income securities	10,380,508,463.51	4,150,863,369.81	8,334,739,443.75	57,028,960,795.28	79,895,072,072.35
● Financial treasury bills	2,856,068,574.90	32,729,645.30	6,188,507.13	162,284,608.02	3,057,271,335.35
● National treasury notes	13,997,464.86	-	184,218.61	10,092,052,885.29	10,106,234,568.76
● Brazilian foreign debt securities	11,119,975.68	-	-	302,625,934.08	313,745,909.76
● Bank deposit certificates	73,773,544.75	512,034,354.66	835,498.72	51,133,697.47	637,777,095.60
● National treasury bills	289,368,100.34	4,486,513.68	5,282,158,201.24	738,441,659.24	6,314,454,474.50
● Foreign corporate securities	89,720,489.16	14,423,796.89	442,009,000.06	5,133,773,196.82	5,679,926,482.93
● Debentures	494,127,083.64	2,698,807,794.66	1,438,701,521.80	27,854,889,132.97	32,486,525,533.07
● Other	6,552,333,230.18	888,381,264.62	1,164,662,496.19	12,693,759,681.39	21,299,136,672.38
Equity securities	3,769,072,295.24	-	-	-	3,769,072,295.24
● Shares of listed companies	3,769,072,295.24	-	-	-	3,769,072,295.24
Restricted securities	327,007,711.06	3,555,283,492.70	3,295,160,254.55	62,721,876,659.64	69,899,328,117.95
Repurchase agreements	35,742,025.98	3,356,568,186.36	2,789,062,408.09	55,473,261,553.67	61,654,634,174.10
● National treasury bills	-	-	1,101,889,040.15	12,247,958,951.52	13,349,847,991.67
● Financial treasury bills	-	21,407,831.99	10,320,383.33	2,476,637,295.72	2,508,365,511.04
● National treasury notes	-	3,335,160,354.37	1,676,852,984.61	37,881,462,827.66	42,893,476,166.64
● Foreign corporate securities	35,742,025.98	-	-	2,867,202,478.77	2,902,944,504.75
Brazilian Central Bank	-	-	-	19,007,953.91	19,007,953.91
● National treasury bills	-	-	-	19,007,953.91	19,007,953.91
Privatization currencies	-	-	-	62,236,849.60	62,236,849.60
Guarantees provided	291,265,685.08	198,715,306.34	506,097,846.46	7,167,370,302.46	8,163,449,140.34
● National treasury bills	-	-	9,425,537.12	5,136,208,932.90	5,145,634,470.02
● Financial treasury bills	284,234,930.94	198,715,306.34	496,672,309.34	1,877,533,077.64	2,857,155,624.26
● Other	7,030,754.14	-	-	153,628,291.92	160,659,046.06
Derivative financial instruments (1)	4,149,432,700.93	366,659,181.46	228,890,866.93	1,001,858,432.29	5,746,841,181.61
Securities subject to unrestricted repurchase agreements	-	-	-	1,079,471,503.91	1,079,471,503.91
● National treasury bills	-	-	-	318,071,754.71	318,071,754.71
● National treasury notes	-	-	-	761,399,749.20	761,399,749.20
Overall total	18,626,021,170.74	8,072,806,043.97	11,858,790,565.23	121,832,167,391.12	160,389,785,171.06
%	11.6	5.0	7.4	76.0	100.0

Bradesco     25

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

(1)     Consistent with the criterion adopted by Bacen Circular Letter no 3068/01 and due to the characteristics of the securities, we are considering the derivative financial instruments, except those considered as cash flow hedges under the category Trading Securities;

(2)     The investment fund quotas were distributed according to the instruments composing their portfolios and maintaining the fund category classification;

(3)     In compliance with Article 8 of Bacen Circular Letter no 3068/01, Bradesco declares that it has financial capacity and intention to maintain held-to-maturity securities up to their maturity dates. This financial capacity is proven in Note 30a, which presents the maturity of asset and liability operations;

(4)     In June 2014, the amount of R$ 4,571,838,220.04 was reclassified from “Held-for-trading securities” to “Available-for-sale securities”;

(5)     The number of days to maturity was based on the maturity of the instruments, regardless of their accounting classification;

(6)     This column reflects book value after mark-to-market accounting in accordance with item (7), except for held-to-maturity instruments, whose fair value is higher than the original amortized cost for the amount of R$ $ 6,168,921.93;

(7)     The fair value of securities is determined based on the market price available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models, quotation models or price quotations for instruments with similar characteristics; for investment funds, the original amortized cost reflects the fair value of the respective quotas. For investment funds, the original amortized cost reflects the fair value of the respective quotas; and

(8)     In the 1st semester of 2014 there were no losses by impairment under the heading "equity securities", for the securities classified under the category "Available-for-sale securities".

26                 June 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

e)   Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recorded in the statement of financial position or in off-balance-sheet accounts, to meet its own needs in managing its global exposure, as well as to meet its customer’s requests, in order to manage their exposure. These operations involve a series of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco’s risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their estimated fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Quoted market prices are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from the Securities, Commodities and Futures Exchange (BM&FBOVESPA) and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded at the stock exchange or using methodologies similar to those outlined for swaps. The fair values of loan derivative instruments are determined based on market price quotation or from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to calculate volatility.

Derivative financial instruments in Brazil mainly refer to swap and futures operations and are registered at the OTC Clearing House (Cetip) and BM&FBOVESPA.

Operations involving forward contracts of indexes and currencies are contracted by Management to hedge Bradesco’s overall exposures and to meet customer needs.

Foreign derivative financial instruments refer to swap, forward, options, credit and futures operations and are mainly carried out at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

Bradesco     27

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

I)    Amount of derivative financial instruments recorded in balance sheet and off-balance-sheet accounts

	R$
	2014
	June 30
	Overall amount	Net amount
Futures contracts
Purchase commitments:	49,450,415,064.56
- Interbank market	36,643,962,610.46	-
- Foreign currency	12,460,659,824.14	-
- Other	345,792,629.96	-
Sale commitments:	174,405,139,718.82
- Interbank market (1)	146,091,257,450.62	109,447,294,840.16
- Foreign currency (2)	27,925,678,835.67	15,465,019,011.53
- Other	388,203,432.53	42,410,802.57

Option contracts
Purchase commitments:	182,675,162,523.79
- Interbank market	174,189,300,000.00	-
- Foreign currency	8,438,490,482.33	-
- Other	47,372,041.46	-
Sale commitments:	192,330,117,530.40
- Interbank market	182,179,923,500.00	7,990,623,500.00
- Foreign currency	10,001,890,782.88	1,563,400,300.55
- Other	148,303,247.52	100,931,206.06

Forward contracts
Purchase commitments:	8,275,086,619.79
- Foreign currency	7,288,479,100.62	-
- Other	986,607,519.17	404,418,957.56
Sale commitments:	8,213,166,203.40
- Foreign currency	7,630,977,641.79	342,498,541.17
- Other	582,188,561.61	-

Swap contracts
Assets (long position):	54,450,529,311.23
- Interbank market	11,052,842,327.35	-
- Fixed rate	6,364,784,591.34	3,196,914,582.01
- Foreign currency	31,596,018,469.82	777,859,966.35
- IGP-M	1,529,877,140.30	-
- Other	3,907,006,782.42	-
Liabilities (short position):	53,598,476,767.05
- Interbank market	13,267,338,720.06	2,214,496,392.71
- Fixed rate	3,167,870,009.33	-
- Foreign currency	30,818,158,503.47	-
- IGP-M	2,217,591,396.96	687,714,256.66
- Other	4,127,518,137.23	220,511,354.81

Derivatives include operations maturing in D+1.

(1)  Includes cash flow hedges to protect CDI-related funding, for the amount of R$ 20,440,070,100.00 (Note 6f); and

(2)  Includes specific hedges to protect foreign investments totaling R$ 31,850,766,363.08.

To obtain greater payment assurance for operations with financial institutions and customers, Bradesco established compensation and settlement agreements for liabilities within the National Financial System, in accordance with CMN Resolution no 3263/05.

28                 June 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

II)   Breakdown of derivative financial instruments (assets and liabilities) shown at original amortized cost and fair value

	R$
	2014
	June 30
	Original amortized cost	Mark-to-market adjustment	Fair value
Adjustment receivables - swaps	3,138,947,423.12	682,031,955.61	3,820,979,378.73
Adjustment receivables - futures	8,468,909.20	-	8,468,909.20
Receivable forward purchases	1,103,140,903.28	134.34	1,103,141,037.62
Receivable forward sales	705,930,534.13	1,100.12	705,931,634.25
Premiums on exercisable options	153,470,334.44	(45,150,112.63)	108,320,221.81
Total assets	5,109,958,104.17	636,883,077.44	5,746,841,181.61
Adjustment payables - swaps	(2,616,027,782.30)	(352,899,052.25)	(2,968,926,834.55)
Adjustment payables - futures	(4,869,461.26)	-	(4,869,461.26)
Payable forward purchases	(1,115,105,741.95)	(134.34)	(1,115,105,876.29)
Payable forward sales	(459,201,899.78)	(1,100.12)	(459,202,999.90)
Premiums on written options	(252,269,395.47)	68,815,545.42	(183,453,850.05)
Total liabilities	(4,447,474,280.76)	(284,084,741.29)	(4,731,559,022.05)

III) Futures, options, forward and swap contracts - (Notional)

	R$
	2014
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total on June 30
Futures contracts	40,434,439,032.08	85,281,543,706.83	70,307,177,376.36	27,832,394,668.11	223,855,554,783.38
Option contracts	238,650,719,389.57	15,237,143,214.44	120,656,265,469.52	461,151,980.66	375,005,280,054.19
Forward contracts	9,261,186,250.81	3,344,362,134.45	2,111,120,878.44	1,771,583,559.49	16,488,252,823.19
Swap contracts	11,727,269,367.75	15,347,456,192.94	4,175,957,055.58	19,378,867,316.23	50,629,549,932.50
Total on June 30, 2014	300,073,614,040.21	119,210,505,248.66	197,250,520,779.90	49,443,997,524.49	665,978,637,593.26

IV) Types of margin offered for guarantee for derivative financial instruments, mainly futures contracts

R$
2014
June 30
Government securities
National treasury notes	123,655,052.16
Financial treasury bills	5,126,478.04
National treasury bills	3,707,270,911.26
Total	3,836,052,441.46

V)  Revenues and expenses, net

R$
2014
1st semester
Swap contracts	(487,073,558.32)
Forward contracts	(167,284,053.30)
Option contracts	(7,029,719.78)
Futures contracts	1,724,769,042.37
Total	1,063,381,710.97

Bradesco     29

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

VI) Total value of derivative financial instruments, by trading location and counterparties

R$
2014
June 30
Cetip (over-the-counter)	51,881,088,203.39
BM&FBOVESPA (stock exchange)	580,731,028,445.97
Abroad (over-the-counter) (1)	17,276,134,643.45
Abroad (stock exchange) (1)	16,090,386,300.46
Total	665,978,637,593,27

  (1)  Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

As of June 30, 2014, a total of 94.6% of counterparties are corporate entities and 5.4% are financial institutions.

f)      Cash flow hedge

Bradesco uses cash flow hedges to protect its cash flows from payment of interest rates on funds, related to floating interest rate risk of Interbank Deposit Rate (DI Cetip), thus registering fixed cash flows.

Bradesco has traded DI Future contracts at BM&FBOVESPA since 2009, using them as cash flow hedges for funding linked to DI. The following table presents the DI Future position, where:

R$
2014
June 30
DI Future with maturity between 2015 and 2017	20,440,070,100.00
Funding indexed to CDI	20,290,693,600.00
Mark-to-market adjustment recorded in shareholders’ equity (1)	(20,725,046.23)

   (1)  The adjustment in shareholders’ equity is R$ (12,435,027.74),net of taxes.

The effectiveness of the hedge portfolio was assessed in accordance with Bacen Circular Letter no 3082/02.

g)    Income from securities, insurance, pension plans and capitalization bonds and derivative financial instruments

R$
2014
1st semester
Fixed income securities	8,542,479,020.81
Interbank investments (Note 5b)	6,257,155,552.52
Equity securities	(109,448,793.15)
Subtotal	14,690,185,780.18
Income from derivative financial instruments (Note 6e V)	1,063,381,710.97
Total	15,753,567,491.15

30                 June 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

7)   INTERBANK ACCOUNTS - RESERVE REQUIREMENT

a)   Reserve requirement

	R$
	Remuneration	2014
		June 30
Reserve requirement – demand deposits	not remunerated	5,054,724,354.17
Reserve requirement – savings deposits	savings index	16,742,086,282.66
Reserve requirement – time deposits	Selic rate	12,472,421,976.72
Additional reserve requirement	Selic rate	19,232,593,000.00
• Savings deposits		8,371,043,141.33
• Time deposits		10,861,549,858.67
Reserve requirement – SFH	TR + interest rate	604,050,215.13
Total (1)		54,105,875,828.68

 (1)  For further information regarding new rules on reserve requirement, see Note 33c.

b)   Revenue from reserve requirement

R$
2014
1st semester
Reserve requirement – Bacen	2,205,555,855.58
Reserve requirement – SFH	16,191,820.77
Total	2,221,747,676.35

Bradesco     31

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

8)   LOANS

Information relating to loans, including advances on foreign exchange contracts, leasing and other receivables with credit characteristics is shown below:

a)   By type and maturity

	R$
	Performing loans
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2014
							Total on June 30 (A)	% (5)
Discounted trade receivables and loans (1)	19,225,295,235.32	14,083,732,972.96	10,125,883,800.48	19,596,165,272.18	20,275,924,316.52	56,051,180,211.01	139,358,181,808.46	36.8
Financing	3,581,685,742.06	3,528,415,519.44	2,930,206,676.88	8,648,310,949.64	14,843,023,638.00	79,323,917,631.75	112,855,560,157.76	29.8
Agricultural and agribusiness loans	2,683,001,256.70	934,033,475.09	879,523,039.70	4,651,905,957.05	4,169,775,674.31	9,759,078,398.50	23,077,317,801.35	6.1
Subtotal	25,489,982,234.08	18,546,181,967.49	13,935,613,517.05	32,896,382,178.87	39,288,723,628.83	145,134,176,241.25	275,291,059,767.56	72.7
Leasing	246,161,847.33	215,185,905.53	209,043,365.43	595,810,621.14	974,508,864.96	2,325,278,735.60	4,565,989,339.99	1.2
Advances on foreign exchange contracts (2)	768,344,004.58	1,134,861,944.62	688,366,582.70	2,403,605,711.73	1,400,855,144.49	9,782,850.00	6,405,816,238.12	1.7
Subtotal	26,504,488,085.99	19,896,229,817.64	14,833,023,465.18	35,895,798,511.74	41,664,087,638.28	147,469,237,826.85	286,262,865,345.67	75.6
Other receivables (3)	6,445,831,278.05	4,324,382,278.36	1,689,285,891.56	3,110,702,647.79	2,647,874,517.41	1,628,554,750.18	19,846,631,363.34	5.2
Total loans	32,950,319,364.03	24,220,612,096.00	16,522,309,356.74	39,006,501,159.53	44,311,962,155.68	149,097,792,577.03	306,109,496,709.01	80.8
Sureties and guarantees (4)	2,250,522,630.35	826,088,701.10	1,021,980,881.71	4,156,533,634.61	6,451,192,064.44	55,169,159,423.37	69,875,477,335.58	18.4
Loan assignment - real estate receivables certificate	58,186,460.78	58,183,625.96	58,180,791.04	167,445,856.89	249,896,769.60	840,171,394.67	1,432,064,898.94	0.4
Co-obligation in rural loan assignment (4)	-	-	-	-	-	111,357,600.20	111,357,600.20	-
Loans available for import (4)	69,892,809.10	34,910,052.32	109,094,994.40	112,497,439.27	11,192,723.66	42,673,950.62	380,261,969.37	-
Confirmed exports loans (4)	9,119,927.92	9,341,010.30	1,602,498.77	731,061.62	1,340,869.02	-	22,135,367.63	-
Acquisition of credit card receivables	369,230,370.00	164,669,021.83	117,298,345.18	305,207,664.18	345,592,277.54	83,559,914.96	1,385,557,593.68	0.4
Overall total on June 30, 2014	35,707,271,562.18	25,313,804,507.50	17,830,466,867.84	43,748,916,816.10	51,371,176,859.94	205,344,714,860.85	379,316,351,474.41	100.0

32                 June 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

	R$
	Non-performing loans
	Past-due installments
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 540 days	2014
						Total on June 30 (B)	% (5)
Discounted trade receivables and loans (1)	1,281,890,385.86	1,149,727,205.90	987,295,543.87	2,100,544,171.98	2,329,436,604.81	7,848,893,912.41	88.4
Financing	208,707,131.41	169,413,129.99	98,950,622.45	196,482,122.18	124,657,703.13	798,210,709.15	9.0
Agricultural and agribusiness loans	10,466,124.78	12,898,770.06	17,757,423.66	17,934,637.72	27,003,681.34	86,060,637.56	1.0
Subtotal	1,501,063,642.05	1,332,039,105.95	1,104,003,589.98	2,314,960,931.87	2,481,097,989.28	8,733,165,259.12	98.4
Leasing	22,026,715.11	17,805,283.70	12,264,796.76	22,326,189.66	18,015,980.41	92,438,965.64	1.0
Advances on foreign exchange contracts (2)	462,699.15	8,103,349.35	-	-	-	8,566,048.50	0.1
Subtotal	1,523,553,056.31	1,357,947,739.00	1,116,268,386.74	2,337,287,121.53	2,499,113,969.69	8,834,170,273.26	99.5
Other receivables (3)	7,339,650.78	2,100,473.01	2,208,161.39	31,611,841.17	3,423,839.31	46,683,965.66	0.5
Overall total on June 30, 2014	1,530,892,707.09	1,360,048,212.01	1,118,476,548.13	2,368,898,962.70	2,502,537,809.00	8,880,854,238.92	100.0

	R$
	Non-performing loans
	Outstanding installments
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2014
							Total on June 30 (C)	% (5)
Discounted trade receivables and loans (1)	672,355,363.93	559,879,903.70	494,003,866.39	1,176,337,535.57	1,727,382,112.67	4,011,405,829.94	8,641,364,612.18	64.3
Financing	204,521,701.20	184,629,936.83	182,483,897.81	515,815,872.74	870,073,628.87	2,344,075,995.03	4,301,601,032.47	32.0
Agricultural and agribusiness loans	562,316.65	1,095,839.07	1,511,431.29	6,560,434.92	22,019,700.92	146,030,469.38	177,780,192.23	1.3
Subtotal	877,439,381.78	745,605,679.59	677,999,195.49	1,698,713,843.22	2,619,475,442.45	6,501,512,294.35	13,120,745,836.88	97.6
Leasing	20,191,473.97	18,534,217.36	17,656,477.06	48,346,972.04	73,546,172.02	132,240,707.75	310,516,020.20	2.3
Subtotal	897,630,855.75	764,139,896.95	695,655,672.55	1,747,060,815.26	2,693,021,614.47	6,633,753,002.10	13,431,261,857.08	99.9
Other receivables (3)	465,308.59	413,258.30	358,639.80	1,011,728.26	1,427,087.08	3,602,185.99	7,278,208.02	0.1
Overall total on June 30, 2014	898,096,164.34	764,553,155.25	696,014,312.35	1,748,072,543.52	2,694,448,701.55	6,637,355,188.09	13,438,540,065.10	100.0

Bradesco     33

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

	R$
	Overall total
	2014
	Total on June 30 (A+B+C)	% (5)
Discounted trade receivables and loans (1)	155,848,440,333.04	38.8
Financing	117,955,371,899.37	29.4
Agricultural and agribusiness loans	23,341,158,631.14	5.8
Subtotal	297,144,970,863.55	74.0
Leasing	4,968,944,325.83	1.2
Advances on foreign exchange contracts (2) (Note 9a)	6,414,382,286.62	1.6
Subtotal	308,528,297,476.00	76.8
Other receivables (3)	19,900,593,537.02	5.0
Total loans	328,428,891,013.02	81.8
Sureties and guarantees (4)	69,875,477,335.58	17.4
Loan assignment - real estate receivables certificate	1,432,064,898.94	0.4
Co-obligation in rural loan assignment (4)	111,357,600.20	-
Loans available for import (4)	380,261,969.37	0.1
Confirmed exports loans (4)	22,135,367.63	-
Acquisition of credit card receivables	1,385,557,593.68	0.3
Overall total on June 30, 2014	401,635,745,778.42	100.0
(1)  Including credit card loans and advances on credit card receivables for the amount of R$ 18,384,878,352.18;
(2)  Advances on foreign exchange contracts are classified as a deduction from “Other Liabilities”;
(3)  Item “Other Receivables” comprises receivables on sureties and guarantees honored, receivables on sale of assets, securities and credits receivable, income receivable from foreign exchange contracts and export contracts and credit card receivables (cash and installment purchases at merchants) for the amount of R$ 16,671,843,210.23;
(4)  Recorded in off-balance sheet accounts; and
(5) Percentage of each type on total loan portfolio, including sureties and guarantee, loan assignment and acquisition of receivables.

34                 June 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

b)   By type and levels of risk

	R$
	Levels of risk
	AA	A	B	C	D	E	F	G	H	2014
										Total on June 30	% (1)
Discounted trade receivables and loans	25,027,259,028.20	74,348,197,393.62	10,989,382,626.71	25,201,125,251.05	4,792,456,096.02	3,299,910,502.98	2,204,486,394.66	1,557,397,536.89	8,428,225,502.91	155,848,440,333.04	47.5
Financing	26,651,926,689.40	43,202,995,490.86	37,787,581,578.44	7,047,384,665.75	798,704,728.40	470,339,600.09	398,186,398.39	249,093,629.65	1,349,159,118.39	117,955,371,899.37	35.9
Agricultural and agribusiness loans	3,490,672,683.41	3,177,839,586.21	9,052,683,531.67	6,972,587,314.54	239,646,369.42	199,644,362.14	119,783,643.69	10,386,845.20	77,914,294.86	23,341,158,631.14	7.1
Subtotal	55,169,858,401.01	120,729,032,470.69	57,829,647,736.82	39,221,097,231.34	5,830,807,193.84	3,969,894,465.21	2,722,456,436.74	1,816,878,011.74	9,855,298,916.29	297,144,970,863.55	90.5
Leasing	109,250,804.62	603,800,229.00	1,445,680,708.67	2,253,129,252.89	203,409,669.38	56,404,309.36	60,312,338.07	26,160,234.91	210,796,778.93	4,968,944,325.83	1.5
Advances on foreign exchange contracts (2)	2,983,468,233.61	1,933,567,106.30	662,580,450.30	739,186,205.97	57,275,111.10	27,617,560.76	4,263,460.20	-	6,424,158.38	6,414,382,286.62	1.9
Subtotal	58,262,577,439.24	123,266,399,805.99	59,937,908,895.79	42,213,412,690.20	6,091,491,974.32	4,053,916,335.33	2,787,032,235.01	1,843,038,246.65	10,072,519,853.60	308,528,297,476.00	93.9
Other receivables	966,487,560.12	14,858,468,633.53	1,182,915,700.03	2,267,500,388.91	122,698,816.92	44,610,136.32	38,782,763.05	55,543,532.52	363,586,005.62	19,900,593,537.02	6.1
Overall total on June 30, 2014	59,229,064,999.36	138,124,868,439.52	61,120,824,595.82	44,480,913,079.11	6,214,190,791.24	4,098,526,471.65	2,825,814,998.06	1,898,581,779.17	10,436,105,859.22	328,428,891,013.02	100.0
%	18.0	42.1	18.6	13.5	1.9	1.2	0.9	0.6	3.2	100.0

(1)  Percentage of each type on total loan portfolio, excluding sureties and guarantees, loan assignments, acquisition of receivables and co-obligation in rural loan assignments; and
(2)  See Note 9a.

Bradesco     35

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

c)   Maturity ranges and levels of risk

	R$
	Levels of risk
	Non-performing loans
	AA	A	B	C	D	E	F	G	H	2014
										Total on June 30	% (1)
Outstanding installments	-	-	1,541,725,285.30	2,945,925,015.46	1,999,125,567.48	1,255,104,861.34	1,183,535,868.61	763,404,089.54	3,749,719,377.38	13,438,540,065.10	100.0
1 to 30	-	-	146,967,947.23	234,805,114.00	130,751,696.46	62,648,300.53	61,183,735.00	43,776,776.03	217,962,595.10	898,096,164.34	6.7
31 to 60	-	-	129,551,117.42	193,756,723.50	100,291,658.03	55,740,437.33	52,396,462.67	38,338,679.12	194,478,077.20	764,553,155.25	5.7
61 to 90	-	-	106,436,790.37	162,811,715.15	92,830,385.79	55,488,650.97	58,091,314.98	36,959,851.51	183,395,603.60	696,014,312.35	5.2
91 to 180	-	-	212,036,617.06	396,012,215.90	255,774,221.12	143,761,851.13	136,896,856.60	101,348,871.45	502,241,910.28	1,748,072,543.52	13.0
181 to 360	-	-	299,935,301.83	581,840,676.28	408,564,143.79	222,748,609.45	228,358,910.66	157,161,075.43	795,839,984.14	2,694,448,701.55	20.1
More than 360	-	-	646,797,511.40	1,376,698,570.64	1,010,913,462.31	714,717,011.95	646,608,588.72	385,818,836.01	1,855,801,207.08	6,637,355,188.09	49.4
Past-due installments (2)	-	-	471,105,486.12	948,704,828.22	981,773,352.34	725,123,601.18	925,121,918.05	716,205,869.93	4,112,819,183.09	8,880,854,238.92	100.0
1 to 14	-	-	15,618,706.52	96,000,669.38	128,896,030.32	31,906,359.54	52,404,433.17	17,435,668.71	156,580,236.80	498,842,104.43	5.6
15 to 30	-	-	443,856,079.84	255,543,725.56	98,111,203.83	46,772,397.27	30,070,077.69	27,580,771.97	130,116,346.52	1,032,050,602.67	11.6
31 to 60	-	-	11,630,699.76	579,220,273.06	229,528,158.93	100,528,330.60	73,306,346.50	46,953,344.28	318,881,058.89	1,360,048,212.01	15.3
61 to 90	-	-	-	13,683,187.40	501,980,890.43	141,747,513.97	102,935,688.87	61,629,728.99	296,499,538.48	1,118,476,548.13	12.6
91 to 180	-	-	-	4,256,972.83	23,257,068.84	395,509,991.65	639,327,446.84	545,080,362.84	761,467,119.72	2,368,898,962.70	26.7
181 to 360	-	-	-	-	-	8,659,008.17	27,077,924.98	17,525,993.16	2,387,639,131.69	2,440,902,057.99	27.5
More than 360	-	-	-	-	-	-	-	-	61,635,751.01	61,635,751.01	0.7
Subtotal	-	-	2,012,830,771.42	3,894,629,843.68	2,980,898,919.82	1,980,228,462.52	2,108,657,786.65	1,479,609,959.46	7,862,538,560.47	22,319,394,304.01
Specific provision	-	-	20,128,307.71	116,838,895.31	298,089,891.95	594,068,538.76	1,054,328,893.33	1,035,726,971.62	7,862,538,560.47	10,981,720,059.15

(1)  Percentage of maturities by type of installment; and

(2)  For transactions with terms of more than 36 months, past-due periods are doubled, as allowed under CMN Resolution no 2682/99.

36                 June 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

	R$
	Levels of risk
	Performing loans
	AA	A	B	C	D	E	F	G	H	2014
										Total on June 30	% (1)
Outstanding installments	59,229,064,999.36	138,124,868,439.41	59,107,993,824.41	40,586,283,235.44	3,233,291,871.43	2,118,298,009.14	717,157,211.40	418,971,819.71	2,573,567,298.75	306,109,496,709.03	100.0
1 to 30	4,436,467,398.21	17,412,177,868.83	3,483,783,822.96	6,470,079,357.95	380,611,266.35	159,391,894.98	110,877,192.85	78,725,212.45	418,205,349.50	32,950,319,364.05	10.8
31 to 60	4,097,745,324.74	12,569,707,067.13	2,730,360,173.76	4,107,074,624.28	231,918,012.44	108,232,861.36	79,667,523.79	33,141,558.02	262,764,950.49	24,220,612,096.00	7.9
61 to 90	2,555,964,595.28	8,432,661,208.73	1,997,683,558.98	3,065,451,330.75	207,139,084.67	55,055,377.25	44,525,310.29	24,652,237.66	139,176,653.15	16,522,309,356.74	5.4
91 to 180	6,761,196,541.59	17,566,028,778.64	5,739,245,641.56	7,071,682,501.07	469,355,069.67	932,734,479.02	83,062,829.46	47,700,216.33	335,495,102.21	39,006,501,159.53	12.7
181 to 360	7,280,940,181.42	22,122,606,774.77	7,373,103,114.42	6,430,665,877.84	428,207,295.33	152,438,219.95	95,789,132.93	55,858,224.74	372,353,334.31	44,311,962,155.68	14.5
More than 360	34,096,750,958.14	60,021,686,741.32	37,783,817,512.75	13,441,329,543.56	1,516,061,142.98	710,445,176.59	303,235,222.10	178,894,370.51	1,045,571,909.10	149,097,792,577.03	48.7
Generic provision	-	690,635,925.81	591,079,676.78	1,217,588,260.90	323,329,134.81	635,489,370.37	358,578,590.80	293,280,252.48	2,573,567,298.75	6,683,548,510.71
Overall total on June 30, 2014 (2)	59,229,064,999.36	138,124,868,439.41	61,120,824,595.83	44,480,913,079.12	6,214,190,791.24	4,098,526,471.66	2,825,814,998.05	1,898,581,779.17	10,436,105,859.22	328,428,891,013.03
Existing provision	-	768,598,159.28	695,881,243.08	2,361,995,528.46	1,733,127,918.85	1,830,739,719.31	1,958,636,386.51	1,887,900,042.52	10,436,105,859.22	21,672,984,857.23
Minimum required provision	-	690,635,925.81	611,207,984.50	1,334,427,156.21	621,419,026.76	1,229,557,909.13	1,412,907,484.12	1,329,007,224.11	10,436,105,859.22	17,665,268,569.86
Excess provision (3)	-	77,962,233.47	84,673,258.58	1,027,568,372.25	1,111,708,892.08	601,181,810.18	545,728,902.39	558,892,818.41	-	4,007,716,287.37

(1)     Percentage of maturities by type of installment;
(2)     The overall total includes performing loans for the amount of R$ 306,109,496,709.03 and non-performing loans of R$ 22,319,394,304.01; and
(3)     On June 30, 2014, it includes provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which was detached from the excess provision, totaling R$ 333,734,215.56 (Note 19b).

Bradesco     37

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

d)   Concentration of loans

	R$
	2014
	June 30	% (1)
Largest borrower	6,126,976,689.95	1.9%
10 largest borrowers	21,889,271,546.61	6.7%
20 largest borrowers	31,242,836,062.64	9.5%
50 largest borrowers	45,222,857,744.21	13.8%
100 largest borrowers	57,191,991,566.04	17.4%

(1)    Percentage on total portfolio (as defined by Bacen).

e)   By economic sector

	R$
	2014
	June 30%
Public sector	6,156,892,906.86	1.9
Federal government	6,126,976,689.95	1.9
Petrochemical	6,126,976,689.95	1.9
State government	29,916,216.91	0.0
Production and distribution of electricity	29,916,216.91	0.0
Private sector	322,271,998,106.17	98.1
Manufacturing	54,769,717,511.32	16.7
Food products and beverages	13,868,061,011.57	4.2
Steel, metallurgy and mechanics	10,054,449,165.10	3.1
Light and heavy vehicles	4,407,579,983.08	1.3
Pulp and paper	4,024,468,658.92	1.2
Chemical	3,661,973,373.93	1.1
Textiles and apparel	3,130,391,930.05	1.0
Rubber and plastic articles	2,700,983,459.08	0.8
Furniture and wood products	2,213,129,141.22	0.7
Non-metallic materials	2,006,361,584.59	0.6
Automotive parts and accessories	1,967,944,671.17	0.6
Oil refining and production of alcohol	1,657,942,202.76	0.5
Electric and electronic products	1,200,951,303.87	0.4
Extraction of metallic and non-metallic ores	1,170,875,396.95	0.4
Leather articles	755,180,140.29	0.2
Publishing, printing and reproduction	541,519,350.18	0.2
Other industries	1,407,906,138.56	0.4
Commerce	41,700,568,897.29	12.7
Merchandise in specialty stores	8,202,678,298.78	2.5
Non-specialized retailer	4,997,814,426.21	1.5
Food products, beverages and tobacco	4,627,035,154.48	1.4
Waste and scrap	3,592,097,798.93	1.1
Automobile	3,568,137,159.49	1.1
Motor vehicle repairs, parts and accessories	3,083,494,173.33	0.9
Clothing and footwear	2,942,289,277.01	0.9
Agricultural products	2,186,741,394.72	0.7
Grooming and household articles	2,179,997,150.67	0.7
Fuel	1,921,945,602.86	0.6
Wholesale of goods in general	1,151,576,688.44	0.4
Trading intermediary	904,056,580.33	0.3
Other commerce	2,342,705,192.04	0.7
Financial intermediaries	3,742,381,520.29	1.2
Services	84,772,024,745.04	25.8
Civil construction	23,492,691,156.42	7.2
Transportation and storage	17,486,147,717.66	5.3
Real estate activities, rentals and corporate services	12,063,573,908.70	3.7
Holding companies, legal, accounting and business advisory services	5,701,013,107.82	1.7
Clubs, leisure, cultural and sport activities	4,037,139,741.68	1.2
Production and distribution of electric power, gas and water	3,838,604,834.77	1.2
Hotels and catering	2,799,137,313.95	0.9
Social services, education, health, defense and social security	2,790,481,376.18	0.8
Telecommunications	427,935,504.17	0.1
Other services	12,135,300,083.69	3.7
Agriculture, cattle raising, fishing, forestry and timber industry	3,580,237,973.33	1.1
Individuals	133,707,067,458.92	40.7
Total	328,428,891,013.04	100.0

38                 June 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

f)    Breakdown of loans and allowance for loan losses

Level of risk	R$
	Portfolio balance
	Non-performing loans			Performing loans	Total	% (1)	2014
	Past due	Outstanding	Total - non-performing loans				% Accumulated on June 30 (2)
AA	-	-	-	59,229,064,999.36	59,229,064,999.36	18.0	18.0
A	-	-	-	138,124,868,439.40	138,124,868,439.40	42.1	60.1
B	471,105,486.12	1,541,725,285.30	2,012,830,771.42	59,107,993,824.41	61,120,824,595.83	18.6	78.7
C	948,704,828.22	2,945,925,015.46	3,894,629,843.68	40,586,283,235.44	44,480,913,079.12	13.5	92.2
Subtotal	1,419,810,314.34	4,487,650,300.76	5,907,460,615.10	297,048,210,498.61	302,955,671,113.71	92.2
D	981,773,352.34	1,999,125,567.48	2,980,898,919.82	3,233,291,871.43	6,214,190,791.24	1.9	94.1
E	725,123,601.18	1,255,104,861.34	1,980,228,462.52	2,118,298,009.14	4,098,526,471.66	1.1	95.3
F	925,121,918.05	1,183,535,868.61	2,108,657,786.65	717,157,211.40	2,825,814,998.05	0.9	96.2
G	716,205,869.93	763,404,089.54	1,479,609,959.46	418,971,819.71	1,898,581,779.17	0.6	96.8
H	4,112,819,183.09	3,749,719,377.38	7,862,538,560.47	2,573,567,298.75	10,436,105,859.22	3.2	100.0
Subtotal	7,461,043,924.58	8,950,889,764.34	16,411,933,688.92	9,061,286,210.41	25,473,219,899.33	7.8
Overall total on June 30, 2014	8,880,854,238.92	13,438,540,065.10	22,319,394,304.01	306,109,496,709.02	328,428,891,013.03	100.0
%	2.7	4.1	6.8	93.2	100.0

(1)  Percentage of level of risk on total portfolio; and

(2)  Cumulative percentage of level of risk on total portfolio.

Bradesco     39

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

Level of risk	R$
	Provision
	% Minimum provisioning required	Minimum required					Excess (2)	Existing	2014
		Specific			Generic	Total			% Accumulated on June 30 (1)
		Past due	Outstanding	Total specific
AA	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	690,635,925.81	690,635,925.81	77,962,233.47	768,598,159.28	0.6
B	1.0	4,711,054.86	15,417,252.85	20,128,307.71	591,079,676.78	611,207,984.50	84,673,258.58	695,881,243.08	1.1
C	3.0	28,461,144.85	88,377,750.46	116,838,895.31	1,217,588,260.90	1,334,427,156.21	1,027,568,372.25	2,361,995,528.46	5.3
Subtotal		33,172,199.71	103,795,003.32	136,967,203.02	2,499,303,863.50	2,636,271,066.52	1,190,203,864.30	3,826,474,930.83	1.3
D	10.0	98,177,335.20	199,912,556.75	298,089,891.95	323,329,134.81	621,419,026.76	1,111,708,892.08	1,733,127,918.85	27.9
E	30.0	217,537,080.35	376,531,458.40	594,068,538.76	635,489,370.37	1,229,557,909.13	601,181,810.18	1,830,739,719.31	44.7
F	50.0	462,560,959.02	591,767,934.30	1,054,328,893.33	358,578,590.80	1,412,907,484.12	545,728,902.39	1,958,636,386.51	69.3
G	70.0	501,344,108.95	534,382,862.67	1,035,726,971.62	293,280,252.48	1,329,007,224.11	558,892,818.41	1,887,900,042.52	99.4
H	100.0	4,112,819,183.09	3,749,719,377.38	7,862,538,560.47	2,573,567,298.75	10,436,105,859.22	-	10,436,105,859.22	100.0
Subtotal		5,392,438,666.62	5,452,314,189.51	10,844,752,856.12	4,184,244,647.21	15,028,997,503.34	2,817,512,423.07	17,846,509,926.41	70.1
Grand Total on June 30, 2014		5,425,610,866.33	5,556,109,192.82	10,981,720,059.15	6,683,548,510.71	17,665,268,569.86	4,007,716,287.37	21,672,984,857.23	6.6
%		25.0	25.6	50.7	30.8	81.5	18.5	100.0

(1)  Percentage of existing provision on total portfolio, by level of risk; and

(2)  On June 30, 2014, it includes provision for collateral, comprising sureties, guarantees, letters of credit and standby letter of credit, which was recorded in a separate account from the excess provision, totaling R$ 333,734,215.56 (Note 19b).

40                 June 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

g)   Changes in allowance for loan losses

R$
2014
1st semester
Opening balance	21,568,629,625.06
- Specific provision (1)	10,736,016,817.66
- Generic provision (2)	6,798,435,970.71
- Excess provision (3)	4,034,176,836.69
Additions (Note 8h-1)	6,846,283,117.83
Write-offs	(6,741,927,885.66)
Closing balance	21,672,984,857.23
- Specific provision (1)	10,981,720,059.15
- Generic provision (2)	6,683,548,510.71
- Excess provision (3) (4)	4,007,716,287.37

(1)  For transactions with past-due installments for more than 14 days;

(2)  Recorded based on the customer/transaction classification and therefore not included in the preceding item;

(3)  The additional provision is recorded based on Management's experience and the expectation of the loan portfolio, to determine the total provision deemed sufficient to cover specific and general credit risk, together with the provision calculated based on levels of risk and the corresponding minimum percentage in the provision established by CMN Resolution no 2682/99. The excess provision per customer was classified according to the corresponding level of risk (Note 8f); and

(4)  On June 30, 2014, it includes provision for collateral, comprising sureties, guarantees, letters of credit and standby letter of credit, which was recorded in a separate account from the excess provision, totaling R$ 333,734,215.56 (Note 19b).

h)   Allowance for Loan Losses (ALL) expense net of amounts recovered

Expenses with the allowance for loan losses, net of credit write offs recovered, are as follows.

R$
2014
1st semester
Amount recorded (1)	6,846,283,117.83
Amount recovered (2)	(1,845,217,649.40)
Allowance for Loan Losses (ALL) expense net of amounts recovered	5,001,065,468.43

(1)  The 1st semester of 2014 include reversal of provision for collateral, comprising sureties, guarantees, letters of credit and standby letter of credit, which comprises the “excess” ALL concept, totaling R$ (3,890,000.15); and

(2)  Classified in income from loans (Note 8j).

i)    Changes in the renegotiated portfolio

R$
2014
1st semester
Opening balance	10,191,900,569.67
Amount renegotiated	4,954,855,365.41
Amount received	(2,831,274,540.44)
Write-offs	(2,080,157,728.75)
Closing balance	10,235,323,665.89
Allowance for loan losses	6,535,597,753.46
Percentage on renegotiated portfolio	63.9%

Bradesco     41

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

j)    Income from loans and leasing

R$
2014
1st semester
Discounted trade receivables and loans	19,143,211,932.86
Financing	6,367,276,367.58
Agricultural and agribusiness loans	560,572,727.11
Subtotal	26,071,061,027.55
Recovery of credits charged-off as losses	1,845,217,649.40
Subtotal	27,916,278,676.95
Leasing; net of expenses	342,228,524.92
Total	28,258,507,201.87

k)   Composition of leasing portfolio, present value, with accounting balances (Note 3g e 8b):

R$
2014
1st semester
Leasing receivable	4,684,799,625.23
Unearned income from leasing receivable	(4,628,244,535.00)
Financial leased assets + lease losses (net)	14,366,183,395.28
Accumulated depreciation for financial leased assets:	14,422,738,485.51
- Accumulated depreciation	(9,042,516,150.93)
- Supervenience of depreciation	4,031,830,161.89
Assured residual value paid in advance (Nota 19b)	(4,604,872,668.94)
Present value total	4,807,179,827.53

9)   OTHER RECEIVABLES

a)   Foreign exchange portfolio

Balances

R$
2014
June 30
Assets - other receivables
Exchange purchases pending settlement	8,524,138,513.62
Foreign exchange and term documents in foreign currencies	5,749,601.28
Exchange sale receivables	3,221,576,553.35
(-) Advances in domestic currency received	(333,852,104.22)
Income receivable on advances granted	58,497,266.73
Total	11,476,109,830.76
Liabilities - other liabilities
Exchange sales pending settlement	3,200,749,302.59
Exchange purchase payables	8,759,385,999.26
(-) Advances on foreign exchange contracts	(6,414,382,286.62)
Other	5,902,376.42
Total	5,551,655,391.65
Net foreign exchange portfolio	5,924,454,439.11
Off-balance-sheet accounts:
- Loans available for import	380,261,969.37
- Confirmed exports loans	22,135,367.62

42                 June 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

Foreign exchange results

Adjusted foreign exchange results for presentation purposes

R$
2014
1st semester
Foreign exchange results	66,121,770.53
Adjustments:
- Income on foreign currency financing (1)	32,887,161.43
- Income on export financing (1)	441,326,556.27
- Income on foreign investments (2)	108,048.02
- Expenses of liabilities with foreign bankers (3) (Note 16c)	27,615,678.82
- Funding expenses (4)	(298,935,791.53)
- Other	151,358,406.37
Total adjustments	354,360,059.38
Adjusted foreign exchange results	420,481,829.91

(1)  Recognized in “Income from loans”;

(2)  Recognized in “Income from security transactions”;

(3)  Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in “Borrowing and onlending expenses”; and

(4)  Refer to funding expenses of investments in foreign exchange.

b)   Sundry

R$
2014
June 30
Tax credits (Note 32c)	26,875,052,588.13
Credit card operations	18,057,400,803.91
Debtors for escrow deposits	8,810,100,074.10
Other debtors	4,346,736,750.24
Prepaid taxes	4,139,236,529.56
Trade and credit receivables (1)	3,741,116,831.72
Payments to be reimbursed	824,340,984.46
Receivables from sale of assets	76,014,504.76
Other	514,222,843.12
Total	67,384,221,910.00

(1)    Include receivables from the acquisition of financial assets from loans without substantial transfer of risks and benefits.

Bradesco     43

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

10)    OTHER ASSETS

a)     Foreclosed assets/other

	R$
	Cost	Provision for losses	Cost net of provision
			2014
			June 30
Real estate	694,336,156.43	(105,700,430.89)	588,635,725.54
Vehicles and similar	585,885,416.62	(299,308,236.92)	286,577,179.70
Goods subject to special conditions	196,646,598.43	(196,646,598.43)	-
Inventories/warehouse	52,322,623.39	-	52,322,623.39
Machinery and equipment	21,220,600.55	(12,759,805.87)	8,460,794.68
Other	20,720,478.33	(18,105,332.26)	2,615,146.07
Total on June 30, 2014	1,571,131,873.75	(632,520,404.37)	938,611,469.38

b)    Prepaid expenses

R$
2014
June 30
Deferred insurance acquisition costs (1)	1,629,889,257.18
Advertising and marketing expenses (2)	65,636,517.81
Other (3)	480,556,892.49
Total	2,176,082,667.48

(1)  Commissions paid to brokers and representatives on sale of insurance, pension plans and capitalization bond products;

(2)  Prepaid expenses of future advertising and marketing campaigns on media; and

(3)  Mainly related to card issue costs.

44                 June 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

11)      INVESTMENTS

a)   The adjustments resulting from the assessment of equity method investments were recorded in the income statement, under “Equity in the Earnings (Losses) of Unconsolidated Companies”, and correspond to R$ 804,206,944.66 in the 1st semester of 2014, and the investments under the caption "Equity in Subsidiaries and Affiliates" correspond to R$ 28,814,017,790.36 on June 30 2014.

Companies (1)	R$
	Capital Stock	Adjusted shareholders’ equity	Number of share/quotas held (in thousand)			Consolidated ownership on capital stock	Ajusted result	Book value	Equity accounting adjustments (2)
			ON	PN	quotas			June 30, 2014	1st Semester 2014
Bradseg Participações S.A.	8,250,000,000.00	19,103,686,199.81	7,456,226,262	-	-	97.082%	2,111,810,015.98	18,546,237,961.98	2,050,187,104.06
Rubi Holdings Ltda.	5,822,145,744.00	7,075,408,447.81	-	-	5,817,525,666	99.920%	323,655,575.32	7,069,748,121.05	323,396,650.86
Bradescard Elo Participações S.A.	657,155,142.65	529,903,221.93	4,167,605,327	-	-	100.000%	11,126,759.07	529,903,221.93	11,126,759.07
Embaúba Holdings Ltda.	551,936,945.00	951,092,409.94	-	-	484,053,524	87.701%	35,467,348.01	834,117,554.44	31,105,218.88
Tibre Holdings Ltda.	235,000,000.00	445,148,591.73	-	-	234,999,999	100.000%	19,502,988.61	445,148,591.73	19,502,988.61
BF Promotora de Vendas Ltda.	426,220,207.00	377,179,582.28	-	-	426,220,207	100.000%	10,729,456.02	377,179,582.28	10,729,456.02
BES Investimento do Brasil S.A. Banco de Investimento S.A.	420,000,007.78	679,299,714.01	12,733,869	12,733,866	-	20.000%	35,852,135.09	135,859,956.38	7,170,427.31
Shares in Affiliated Companies and Subsidiaries Abroad								871,508,127.84	37,427,523.82
Outros (3)								4,314,672.73	30,194,191.12
Foreign exchange gain/loss overseas agencies and other companies									(1,716,633,375.09)
Total Participações em Coligadas e Controladas								28,814,017,790.36	804,206,944.66

(1)   Data for June 30, 2014;

(2)   The adjustment considers income calculated periodically by the companies and includes equity variations by the investees not coming from profit or loss, as well as alignment of accounting practice adjustments, where applicable; and

(3)   Basically, refers to investments in the following entities: Serel Participações em Imóveis S.A., Bankpar Consultoria e Serviços Ltda., Caetê Holdings Ltda., Ganant Corretora de Seguros Ltda., Miramar Holdings S.A., Neon Holdings S.A. and Imagra Imobiliária e Agrícola Ltda.

Bradesco     45

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

b)      Composition of investments in the consolidated financial statements

Affiliates	R$
2014
June 30
-Tax incentives	103,384,502.74
-Other investments	340,450,539.67
Provision for:
- Tax incentives	(85,732,039.64)
- Other investments	(56,879,767.39)
Overall total investments	301,223,235.38

12)    PREMISES, EQUIPMENT AND LEASING

	R$
	Annual depreciation rate	Cost	Depreciation	Cost net of depreciation
				2014
				June 30
Property and equipment:
- Buildings	4%	106,996,309.12	(75,182,025.01)	31,814,284.11
- Land	-	82,031,591.62	-	82,031,591.62
Facilities, furniture and equipment in use	10%	4,133,940,455.43	(2,309,097,446.87)	1,824,843,008.56
Security and communication systems	10%	212,388,733.53	(157,478,653.93)	54,910,079.60
Data processing systems	20 to 50%	2,739,887,319.87	(1,956,730,817.44)	783,156,502.43
Transportation systems	20%	55,600,501.54	(34,105,881.87)	21,494,619.67
Subtotal		7,330,844,911.11	(4,532,594,825.12)	2,798,250,085.99
Leased assets		14,506,855,269.62	(5,010,685,989.04)	9,496,169,280.58
Total on June 30, 2014		21,837,700,180.73	(9,543,280,814.16)	12,294,419,366.57

The Bradesco Organization’s premises and equipment shows an unrecorded surplus of R$ 555,699,123.35. This is due to an increase in their market price, based on valuations by independent experts in 2014, 2013 and 2012.

The consolidated finance fixed assets to net worth ratio is 46.7%, whereas the maximum limit is 50%.

Whenever necessary, we may reallocate funds to the financial companies through the payment of dividends/interest on shareholders’ equity to financial companies or a corporate restructuring between the financial and non-financial companies, thus improving the ratio.

13)    DEFERRED ASSETS

	June 30, 2014 - R$
	Cost	Amortization	Cost net of amortization
Systems development	1,736,294,081.72	(1,675,600,904.81)	60,693,176.91
Total on June 30, 2014	1,736,294,081.72	(1,675,600,904.81)	60,693,176.91

46                 June 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

14)    INTANGIBLE ASSETS

a)   Goodwill

The goodwill recorded in investment acquisitions totaled R$ 1,054,344,646.10, net of accumulated amortization, when applicable, of which: (i) R$ 203,113,220.06 represents the difference between the purchase price and the fair value of the net assets acquired, which is recorded in Permanent Assets - Investments (BM&FBOVESPA shares), amortized when disposed, and (ii) R$ 851,231,426.04, net of accumulated amortization, for future performance/customer portfolio, which is amortized over 20 years, where applicable.

In the 1st semester of 2014, goodwill was amortized in the amount of R$ 25,816,524.60 (Note 27).

b)   Intangible assets

Acquired intangible assets consist of:

	R$
	Amortization rate (1)	Cost	Amortization	Cost net of amortization
				2014
				June 30
Acquisition of banking services rights	Contract (4)	4,045,092,175.60	(1,871,068,204.92)	2,174,023,970.68
Software (2)	20% to 50%	4,165,758,483.10	(1,605,342,056.94)	2,560,416,426.16
Future profitability/customer portfolio (3)	Up to 20%	1,100,334,562.36	(249,103,136.32)	851,231,426.04
Other (5)	Contract	571,821,385.52	(180,833,076.61)	390,988,308.91
Total on June 30, 2014		9,883,006,606.58	(3,906,346,474.79)	5,976,660,131.79

(1)   Intangible assets are amortized over an estimated period of economic benefit and recognized in “other administrative expenses” and “other operating expenses”, where applicable;

(2)   Software acquired and/or developed by specialized companies;

(3)   Mainly composed of goodwill on the acquisition of equity interest in Banco Bradescard (formerly Banco Ibi) - R$ 851,231,426.04.

(4)   Based on the pay-back of each agreement; and

(5)   Mainly refers to the 2016 Olympic Games sponsorship program.

c)   Changes in intangible assets by type

	R$
	Acquisition of banking service rights	Software	Future profitability/ customer portfolio	Other	Total
Balance on January 1st, 2014	2,501,677,545.32	2,597,264,625.60	877,047,950.64	458,588,678.58	6,434,578,800.14
Additions (reductions)	54,958,700.58	269,344,844.89	-	(6,439,300.00)	317,864,245.47
Amortization for the period	(382,612,275.22)	(306,193,044.33)	(25,816,524.60)	(61,161,069.67)	(775,782,913.82)
Balance on June 30, 2014	2,174,023,970.68	2,560,416,426.16	851,231,426.04	390,988,308.91	5,976,660,131.79

Bradesco     47

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

15)    DEPOSITS, FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES

a)   Deposits

	R$
	2014
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	June 30
● Demand deposits (1)	36,421,103,003.46	-	-	-	36,421,103,003.46
● Savings deposits (1)	84,318,918,474.07	-	-	-	84,318,918,474.07
● Interbank deposits	108,237,495.26	185,292,315.03	39,272,465.06	191,281,372.97	524,083,648.32
● Time deposits (2)	15,015,387,190.98	20,275,888,069.61	9,435,346,354.11	48,251,135,313.00	92,977,756,927.70
Overall total on June 30, 2014	135,863,646,163.77	20,461,180,384.64	9,474,618,819.17	48,442,416,685.97	214,241,862,053.55
%	63.4	9.6	4.4	22.6	100.0

(1)   Classified as “1 to 30 days”, not considering average historical turnover; and

(2)   Considers the actual maturities of investments.

b)   Federal funds purchased and securities sold under agreements to repurchase

	R$
	2014
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	June 30
Own portfolio	61,922,011,198.15	32,108,985,501.94	11,014,920,254.91	26,812,932,763.59	131,858,849,718.59
● Government securities	57,999,863,433.27	205,881,800.63	24,303,324.14	2,718,500.00	58,232,767,058.04
● Debentures of own issuance	1,879,838,260.72	31,903,103,701.31	10,990,616,930.77	26,179,364,822.70	70,952,923,715.50
● Foreign	2,042,309,504.16	-	-	630,849,440.89	2,673,158,945.05
Third-party portfolio (1)	107,502,009,010.85	1,018,548,433.57	-	-	108,520,557,444.42
Unrestricted portfolio (1)	1,006,745,291.55	441,410,545.30	-	-	1,448,155,836.85
Overall total on June 30, 2014	170,430,765,500.55	33,568,944,480.81	11,014,920,254.91	26,812,932,763.59	241,827,562,999.86
%	70.5	13.9	4.6	11.0	100.0

(1)   Represented by government securities.

c)   Funds from issuance of securities

	R$
	2014
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	June 30
Securities -Brazil:
- Mortgage bonds	72,017,032.17	296,516,487.61	188,421,903.80	7,962,534.42	564,917,958.00
- Letters of credit for real estate	412,690,027.12	2,462,818,797.88	5,958,228,510.34	232,039,956.28	9,065,777,291.62
- Letters of credit for agribusiness	181,522,310.46	893,098,487.51	870,097,488.29	1,912,537,879.16	3,857,256,165.42
- Financial bills	347,320,059.03	3,069,398,214.59	18,951,202,209.12	31,498,070,699.57	53,865,991,182.31
Subtotal	1,013,549,428.78	6,721,831,987.59	25,967,950,111.55	33,650,611,069.43	67,353,942,597.35
Securities - abroad:
- MTN Program Issues (1)	79,075,861.21	495,037,863.97	1,746,582,500.00	3,338,949,825.32	5,659,646,050.50
- Securitization of future flow of money orders received from abroad (Note 15d)	5,207,306.75	388,666,729.34	328,884,586.48	1,699,413,146.89	2,422,171,769.46
Subtotal	84,283,167.96	883,704,593.31	2,075,467,086.48	5,038,362,972.21	8,081,817,819.96
Structured operations certificates	695,533.59	40,736,663.70	109,970,823.78	58,758,283.35	210,161,304.42
Overall total on June 30, 2014	1,098,528,130.33	7,646,273,244.60	28,153,388,021.81	38,747,732,324.99	75,645,921,721.73
%	1.5	10.1	37.2	51.2	100.0

(1)   Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long terms.

48                 June 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

d)   Since 2003, Bradesco has used certain agreements to optimize its funding and liquidity management activities by using SPEs - Special Purpose Entities. An SPE, also known as a Diversified Payment Rights Company outside Brazil, is financed with long-term debt and settled through future cash flows from underlying assets which basically include flows from current payment orders and future remittances made by individuals and companies located abroad to beneficiaries in Brazil for which the Bank acts as a paying agent.

Long-term securities issued by the SPE and sold to investors are settled with proceeds from the payment order flows. Bradesco is obliged to redeem these securities in specific cases of delinquency or if the SPE discontinues operations.

Funds from the sale of current and future payment order flows, received by the SPE, must be maintained in a specific bank account until a minimum amount has been reached.

Below are the main features of the notes issued by SPEs:

	June 30, 2014 - R$
	Date of issue	Amount of the operation	Maturity	Total
Securitization of future flow of payment orders received from abroad	12.20.2007	354.260.000,00	11.20.2014	22,014,867.22
	3.6.2008	836.000.000,00	5.22.2017	604,890,562.08
	12.19.2008	1.168.500.000,00	2.20.2019	989,572,574.00
	12.17.2009	133.672.500,00	11.20.2014	13,685,187.87
	12.17.2009	133.672.500,00	2.20.2017	86,303,223.70
	12.17.2009	89.115.000,00	2.20.2020	85,899,597.83
	8.20.2010	307.947.500,00	8.21.2017	230,556,619.41
	9.29.2010	170.530.000,00	8.21.2017	131,770,500.07
	11.16.2011	88.860.000,00	11.20.2018	97,526,290.33
	11.16.2011	133.290.000,00	11.22.2021	159,952,346.95
Total				2,422,171,769.46

e)   Cost for market funding and inflation

R$
2014
1st semester
Savings deposits	2,573,812,322.56
Time deposits	4,807,308,906.89
Federal funds purchased and securities sold under agreements to repurchase	10,647,244,073.88
Funds from issuance of securities	3,317,110,358.07
Other funding expenses	226,021,089.57
Total	21,571,496,750.97

Bradesco     49

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

16)    BORROWING AND ONLENDING

a)      Borrowing

	R$
	2014
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	June 30
Abroad	2,638,763,338.97	6,350,639,788.24	3,878,141,923.06	843,257,979.29	13,710,803,029.56
Overall total on June 30, 2014	2,638,763,338.97	6,350,639,788.24	3,878,141,923.06	843,257,979.29	13,710,803,029.56
%	19.2	46.3	28.3	6.2	100.0

b)      Onlending

	R$
	2014
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	June 30
In Brazil	1,143,496,688.81	5,024,599,879.97	5,692,018,594.85	28,340,765,521.78	40,200,880,685.41
- National Treasury	-	-	1,108,859.34	-	1,108,859.34
- BNDES	379,975,948.91	1,288,801,007.62	1,592,921,552.71	8,124,314,673.05	11,386,013,182.29
- CEF	1,926,058.92	8,681,228.70	5,780,457.89	13,515,085.63	29,902,831.14
- FINAME	761,594,680.98	3,727,117,643.65	4,090,949,651.43	20,202,563,940.14	28,782,225,916.20
- Other institutions	-	-	1,258,073.48	371,822.96	1,629,896.44
Abroad	6,191,576.91	71,273.64	206,481,891.34	-	212,744,741.89
Overall total on June 30, 2014	1,149,688,265.72	5,024,671,153.61	5,898,500,486.19	28,340,765,521.78	40,413,625,427.30
%	2.9	12.4	14.6	70.1	100.0

50                 June 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

c)      Borrowing and onlending expenses

R$
2014
1st semester
Borrowing:
- In Brazil	2,378,381.64
- Abroad	60,231,509.11
Subtotal borrowing	62,609,890.75
Onlending in Brazil:
- National Treasury	248,562.02
- BNDES	345,865,836.23
- CEF	1,121,802.47
- FINAME	344,063,006.05
- Other institutions	17,108.48
Onlending abroad:
- Payables to foreign bankers (Note 9a)	(27,615,678.82)
- Other expenses with foreign onlending	(2,339,744,592.14)
Subtotal onlending	(1,676,043,955.71)
Total	(1,613,434,064.96)

17)     PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES - TAX AND SOCIAL SECURITY

a)   Contingent assets

Contingent assets are not recognized in the financial statements. However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), claiming to offset PIS against Gross Operating Income, paid under Decree-Laws no 2445/88 and no 2449/88, regarding the payment that exceeded the amount due under Supplementary Law no 07/70 (PIS Repique), and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b)   Provisions classified as probable losses and legal obligations - tax and social security

Bradesco Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recorded provisions based on their opinion and of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, where the loss is deemed probable.

Management considers that the provision is sufficient to cover losses generated by the respective lawsuits.

Liability related to litigation is held until the conclusion to the lawsuit, represented by judicial decisions, with no further appeals or due to the statute of limitation.

               I -   Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, especially for unpaid overtime, according to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits. For other proceedings, the provision is based on the average of payments made for claims settled over the last 12 months.

Bradesco     51

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

Overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by former employees do not represent significant amounts.

              II -   Civil claims

These are claims for pain and suffering and property damages, mainly relating to protests, returned checks, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of Management and their legal counsel, the nature of the lawsuits, and similarity with previous lawsuits, complexity and positioning of the courts.

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the minimum wage and do not cause significant impact on Bradesco Organization’s financial position.

It is worth mentioning the significant number of legal claims pleading alleged differences in adjustment for inflation on savings account balances is due to the implementation of economic plans that were part of the federal government’s economic policy to reduce inflation in the ‘80s and ‘90s.

Although Bradesco complied with the law and regulation in force at the time, these lawsuits have been recorded in provisions, taking into consideration the claims where the Bank is the defendant and the perspective of loss, which is considered after the analysis of each demand, based on the current decision of the Superior Court of Justice (STJ).

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits on cognizance stage, until the Court issues a final decision on the right under litigation.

             III -   Legal obligations - provision for tax risks

The Bradesco Organization is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recorded in full, although there is good chance of a favorable outcome, based on the opinion of Management and their legal counsel. The processing of these legal obligations whose risk is deemed as probable is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

The main cases are:

-        Cofins – R$ 2,497,301,322.98:  a request for authorization to calculate and pay Cofins based on effective income, as set forth in Article 2 of Supplementary Law no 70/91, removing the unconstitutional increase in the calculation for other revenues other than income;

-        IRPJ/Credit Losses - R$ 1,912,595,594.27: we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted upon receipt of claims incurred, regardless if they comply with the terms and conditions provided for in Articles 9 to 14 of Law no 9430/96 that only apply to temporary losses; and

-        PIS - R$ 307,458,037.87: we are requesting the authorization to offset overpaid amounts in 1994 and 1995 as PIS contribution, corresponding to the surplus on the calculation established in the Constitution, i.e., gross operating income, as defined in the income tax legislation - set out in Article 44 of Law no 4506/64, excluding interest income.

52                 June 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

            IV -   Provisions by nature

R$
June 30, 2014
Labor claims	2,186,544,164.41
Civil claims	3,032,920,516.34
Subtotal (1)	5,219,464,680.75
Provision for tax risks (2)	6,586,211,501.23
Total	11,805,676,181.98

(1)  Note 19b; and

(2)  Classified under “Other liabilities - tax and social security” (Note 19a).

              V -   Changes in provisions

	R$
	2014
	Labor	Civil	Tax (1)
Balance on January 1st, 2014	2,264,020,853.74	3,010,651,520.52	6,044,935,228.43
Adjustment for inflation	140,979,075.06	175,117,673.53	177,291,656.66
Provisions. net of reversals and write-offs	285,973,190.70	156,932,602.14	383,669,120.85
Payments	(504,428,955.09)	(309,781,279.85)	(19,684,504.71)
Balance on June 30, 2014	2,186,544,164.41	3,032,920,516.34	6,586,211,501.23

   (1)  Mainly include legal liabilities.

c)   Contingent liabilities classified as possible losses

The Bradesco Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed with the risk of a possible loss are not recorded as a liability in the financial statements. The main proceedings in this category are the following: a) leasing companies’ Tax on Services of any Nature (ISSQN), total lawsuits correspond to R$ 1,753,024,405.66 which relates to the municipal tax demands other than those where the company is not located and where, under law, tax is collected; b) 2006-2010 income tax and social contribution, relating to goodwill amortization being disallowed on the acquisition of investments, for the amount of R$ 456,943,478.25; c) IRPJ and CSLL deficiency notice relating to disallowance of loan loss expenses, for the amount of R$ 553,964,098.40; d) IRPJ and CSLL deficiency note relating to disallowance of exclusions of revenues from mark-to-market securities from 2007 to 2010, difference in depreciation and operating expenses and income, amounting to R$ 469,140,480.24; and e) IRPJ, CSLL, PIS and COFINS deficiency note, amounting to R$ 340,529,275.39, on alleged tax-exempt gain, when Bovespa shares were merged into Nova Bolsa (BM&FBovespa), in 2008.

Bradesco     53

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

18) SUBORDINATED DEBT

					R$
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	June 30, 2014
In Brazil:
Subordinated CDB:
2014	6	1,000,000,000.00	R$	112.0% of CDI rate	1,789,726,150.00
				IPCA + (6.92% p.a. - 8.55% p.a.)
2015	6	1,274,695,700.00	R$	108.0% to 112.0% of CDI rate	2,511,912,772.41
2016	6	500,000.00	R$	IPCA + 7.1292% p.a.	896,023.08
2019	10	20,000,000.00	R$	IPCA + 7.76% p.a.	38,500,611.88
Financial notes:
				IGP-M + 6.3874% p.a.
				IPCA + (6.7017% p.a. - 6.8784% p.a.)
				Fixed rate of 13.0949% p.a.
2016	6	102,018,000.00	R$	108.0% to 110.0% of CDI rate	156,856,849.27
				100.0% of CDI rate + (1.2685%p.a. - 1.3656% p.a.)
				IGP-M + (5.7745% p.a. – 6.9588% p.a.)
				IPCA + (5.6030% p.a. - 7.5482% p.a.)
				Fixed rate (11.7493% p.a. – 13.8609% p.a.)
2017	6	8,630,998,779.18	R$	104.0% to 112.5% of CDI rate	9,686,758,911.98
				100.0% of CDI rate + (0.7855%p.a. - 1.3061% p.a.)
				IGP-M + (4.0147% p.a. – 6.2626% p.a.)
				IPCA + (3.6712% p.a. - 6.2822% p.a.)
				Fixed rate (9.3991% p.a. – 12.1754% p.a.)
2018	6	8,262,798,945.09	R$	105.0% to 112.2% of CDI rate	8,878,066,979.41
				IGP-M + (3.6320% p.a. – 4.0735% p.a.)
				IPCA + (3.2983% p.a. - 4.4268% p.a.)
				Fixed rate (9.3207% p.a. – 10.3107% p.a.)
2019	6	21,857,977.80	R$	109.3% to 109.5% of CDI rate	24,946,262.59
				IPCA + 7.4163% p.a.
2017	7	40,100,000.00	R$	Fixed rate of 13.1763% p.a.	68,024,627.69
				IGP-M + 6.6945% p.a.
2018	7	141,050,000.00	R$	IPCA + (5.9081% p.a. - 7.3743% p.a.)	206,344,761.11
				100.0% of CDI rate + (1.0079% p.a. – 1.0412% p.a.)
				IGP-M rate + 4.1768 p.a.
				IPCA + (4.0262% p.a. - 6.1757% p.a.)
				Fixed rate (10.1304% p.a. – 11.7550% p.a.)
2019	7	3,172,835,261.55	R$	110.5% to 112.2% of CDI rate	3,273,413,563.52
2020	7	1,700,000.00	R$	IPCA + 4.2620% p.a.	1,944,454.55
2018	8	50,000,000.00	R$	IGP-M + 7.0670% p.a.	78,621,894.11

54                 June 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

					R$
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	June 30, 2014
				IGP-M + 5.8351% p.a.
				IPCA + (5.8950% p.a. - 6.3643% p.a.)
2019	8	12,735,312.00	R$	Fixed rate of 13.3381% p.a.	18,202,210.41
				IGP-M + 5.5341% p.a.
				IPCA + (3.9941% p.a. - 6.1386% p.a.)
				Fixed rate (11.1291% p.a. – 11.8661% p.a.)
2020	8	28,555,515.21	R$	110.0% to 110.7% of CDI rate	35,721,918.75
2021	8	1,236,000.00	R$	IPCA + (3.7004% p.a. - 4.3419% p.a.)	1,422,796.68
2021	9	7,000,000.00	R$	111.0% of CDI rate	8,379,659.60
				IGP-M + (6.0358% p.a. - 6.6244% p.a.)
				IPCA + (5.8789% p.a. - 7.1246% p.a.)
				Fixed rate of 12.7513% p.a.
2021	10	19,200,319.57	R$	109.0% of CDI rate	26,576,299.46
				IGP-M + (3.9270% p.a. – 4.2994% p.a.)
				IPCA + (4.1920% p.a. - 6.0358% p.a.)
				Fixed rate (10.3489% p.a. – 12.4377% p.a.)
2022	10	54,142,595.59	R$	110.0% to 111.3% of CDI rate	66,903,198.99
				IGP-M + (3.5855% p.a. – 3.9984% p.a.)
				IPCA + (3.9292% p.a. - 4.9620% p.a.)
2023	10	688,064,000.00	R$	Fixed rate (10.6804% p.a. – 10.8971% p.a.)	781,193,043.46
CDB pegged to loans:
2014 to 2016	2 to 3	3,168,427.20	R$	100.0% of CDI rate	3,881,765.52
Subtotal in Brazil					27,658,294,754.47
Abroad:
2019	10	1,333,575,000.00	US$	Rate of 6.75% p.a.	1,680,060,117.19
2021	11	2,766,650,000.00	US$	Rate of 5.90% p.a.	3,611,696,608.10
2022	11	1,886,720,000.00	US$	Rate of 5.75% p.a.	2,463,428,287.98
Subtotal abroad					7,755,185,013.27
Overall total					35,413,479,767.74

Bradesco     55

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

19) OTHER LIABILITIES

a)   Tax and social security

R$
June 30, 2014
Provision for tax risk (Note 17b IV)	6,586,211,501.23
Provision for deferred income tax (Note 32e)	2,518,317,849.40
Taxes and contributions on profit payable	2,782,194,346.71
Taxes and contributions payable	762,359,046.24
Total	12,649,082,743.58

b)   Sundry

R$
June 30, 2014
Credit card operations	15,367,177,385.94
Sundry creditors	7,259,762,334.77
Civil and labor provisions (Note 17b IV)	5,219,464,680.75
Provision for payments	3,837,522,970.98
Loan assignment obligations	4,116,964,616.85
Creditors in advance of residual value	4,604,872,668.94
Liabilities for acquisition of assets and rights	282,759,517.40
Investment fund quotas obligations	381,861,203.35
Other (1)	1,845,071,666.72
Total	42,915,457,045.70

(1)  On June 30, 2014, it includes provision for collateral, comprising sureties, guarantees, letters of credit and standby letter of credit, which was recorded in a separate account from the excess provision, totaling R$ 333,734,215.56 (Note 8g).

20) NON-CONTROLLING INTERESTS IN SUBSIDIARIES

R$
June 30, 2014
Banco Bradesco BBI S.A.	101,846,339.23
Other	77,938.07
Total	101,924,277.30

21) SHAREHOLDERS’ EQUITY (PARENT COMPANY)

a)   Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

June 30, 2014
Common shares	2,103,637,129
Preferred shares	2,103,636,910
Subtotal	4,207,274,039
Treasury (common shares)	(2,898,610)
Treasury (preferred shares)	(8,984,870)
Total outstanding shares	4,195,390,559

56                 June 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

b)    Changes in capital stock in number of shares

	Common shares	Preferred shares	Total
Number of outstanding shares as at January 1st, 2014	2,100,738,519	2,095,770,640	4,196,509,159
Shares acquired and not canceled	-	(1,118,600)	(1,118,600)
Number of outstanding shares as at June 30, 2014	2,100,738,519	2,094,652,040	4,195,390,559

c)    Interest on shareholders’ equity/dividends

Preferred shares have no voting rights, but are entitled to all other rights and advantages given to common shares and, in compliance with Bradesco’s Bylaws, have priority for repayment of capital and an additional ten percent (10%) interest on shareholders’ equity and/or dividends, in accordance with the provisions of Paragraph 1, item II, of Article 17 of Law no 6404/76, amended by Law no 10303/01.

According to Bradesco’s Bylaws, shareholders are entitled to interest on shareholders’ equity and/or dividends amounting to at least 30% of the net income for the year, adjusted in accordance with Brazilian Corporate Law.

Interest on shareholders’ equity is calculated based on the shareholders’ equity limited to the variation in the Federal Government Long-Term Interest Rates (TJLP), subject to available profits before deductions, or transfer to retained earnings or profit reserves for the amounts equivalent or greater than twice its value.

Bradesco’s capital remuneration policy aims to distribute interest on shareholders’ equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax, in the calculation for mandatory dividends for the year under the Company’s Bylaws.

The Board of Directors’ Meeting held on February 10, 2014 approved the Board of Executive Officers’ proposal to pay shareholders supplementary interest on shareholders’ equity for 2013, for the amount of R$ 853,857,874.85, at R$ 0.193826693 per common share and R$ 0.213209362 per preferred share, which was paid on March 7, 2014.

The Board of Directors’ Meeting held on June 24, 2014 approved the Board of Executive Officers’ proposal to pay shareholders supplementary interest on shareholders’ equity and dividends for the first semester of 2014, in the amount of R$ 829,000,000.00, at R$ 0.188201395 per common share and R$ 0.207021535 per preferred share, which was paid on July 18, 2014.

Interest on shareholders’ equity and dividends for the 1st semester of 2014 is calculated as follows:

	R$	% (1)
Net income for the semester	7,220,930,058.87
(-) Legal reserve	(361,046,502.94)
Adjusted calculation basis	6,859,883,555.93
Monthly and supplementary interest on shareholders’ equity (gross), paid and/or provisioned	1,566,898,023.83
Withholding income tax on interest on shareholders’ equity	(235,034,703.55)
Interim dividends provisioned (2)	829,000,000.00
Interest on shareholders’ equity (net)/dividends accumulated in the 1st semester of 2014	2,160,863,320.28	31.50

(1)  Percentage of interest on shareholders’ equity/dividends after adjustments; and

(2)  Paid on July 18, 2014.

Bradesco     57

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

Interest on shareholders’ equity was paid or recorded in provisions, as follows:

Description	R$
	Per share (gross)		Gross amount paid/ recorded in provision	Withholding Income Tax (IRRF) (15%)	Net amount paid/ recorded in provision
	Common shares	Preferred shares
Monthly interest on shareholders’ equity paid	0.112908	0.124198	497,376,853.56	(74,606,528.02)	422,770,325.54
Supplementary interest on shareholders’ equity provisioned	0.242805	0.267086	1,069,521,170.27	(160,428,175.53)	909,092,994.74
Interim dividends provisioned (1)	0.188201	0.207022	829,000,000.00	-	829,000,000.00
Total in the 1st semester of 2014	0.543914	0.598306	2,395,898,023.83	(235,034,703.55)	2,160,863,320.28

(1)  Paid on July 18, 2014.

d)    Treasury shares

The Board of Directors’ Meeting held on June 24, 2014 resolved to renew the term for the share buyback, based on the previous conditions. It is valid until June 26, 2015.

A total of 2,898,610 common shares and 8,984,871 preferred shares had been acquired, totaling R$ 298,014,745.50 up to June 30, 2014, and remain in treasury. The minimum, medium and maximum cost per common share is R$ 23.62221, R$ 25.41203 and R$ 27.14350, and per preferred share is R$ 25.23185, R$ 27.16272 and R$ 33.12855, respectively. The fair value was R$ 32.24 per common share and R$ 32.05 per preferred share on June 30, 2014.

22) FEE AND COMMISSION INCOME

R$
2014
1st semester
Credit card income	3,008,616,669.42
Checking account	1,915,091,709.29
Loans	1,198,801,141.97
Asset management	466,493,999.19
Collections	758,608,506.08
Consortium management	412,607,096.20
Underwriting / Financial Advisory Services	381,196,766.98
Custody and brokerage services	245,565,711.02
Payments	196,345,083.51
Other	333,247,389.88
Total	8,916,574,073.54

58                 June 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

23) PAYROLL AND RELATED BENEFITS

R$
2014
1st semester
Salaries	2,604,125,381.37
Benefits	1,166,922,299.40
Social security charges	1,020,156,202.58
Employee profit sharing	566,369,420.30
Provision for labor claims	297,328,296.54
Training	43,783,184.31
Total	5,698,684,784.50

24) OTHER ADMINISTRATIVE EXPENSES

R$
2014
1st semester
Outsourced services	1,718,898,833.78
Depreciation and amortization	1,407,231,704.87
Communication	666,673,402.70
Data processing	625,524,523.86
Rental	619,471,339.76
Transport	373,313,836.36
Financial system services	386,027,374.05
Advertising and marketing	273,773,580.19
Asset maintenance	466,345,013.15
Security and surveillance	275,936,475.15
Supplies	153,500,263.26
Water, electricity and gas	109,864,032.92
Travel	32,601,553.01
Other	362,421,347.28
Total	7,471,583,280.34

25) TAX EXPENSES

R$
2014
1st semester
Contribution for Social Security Financing (Cofins)	1,218,448,597.28
Social Integration Program (PIS) contribution	225,020,924.20
Tax on Services (ISSQN)	238,647,870.34
Municipal Real Estate Tax (IPTU) expenses	41,221,587.74
Other	90,740,609.65
Total	1,814,079,589.21

Bradesco     59

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

26) OTHER OPERATING INCOME

R$
2014
1st semester
Other interest income	795,456,086.60
Reversal of other operating provisions	589,136,618.51
Revenues from recovery of charges and expenses	68,515,766.85
Other	656,881,320.77
Total	2,109,989,792.73

27) OTHER OPERATING EXPENSES

R$
2014
1st semester
Other finance costs	1,978,347,597.57
Sundry losses	782.542.671.12
Commissions on loans and financing	611.570.524.25
Discount granted	596.189.423.58
Intangible assets amortization	31.789.900.60
Goodwill amortization (Note 14a)	25.816.524.60
Other	1.403.867.308.02
Total	5.430.123.949.74

28) NON-OPERATING INCOME (LOSS)

R$
2014
1st semester
Gain/loss on sale and write-off of assets and investments	(156,778,393.46)
Recording/reversal of non-operating provisions	(124,787,860.64)
Other	64,926,638.57
Total	(216,639,615.53)

60                 June 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

29) RELATED-PARTY TRANSACTIONS (DIRECT AND INDIRECT)

a)      Related party transactions (direct and indirect) are carried out under conditions and at rates consistent with those entered into with third parties, when applicable, and effective on the dates of the operations. The transactions are as follows:

	Em 30 de junho de 2014 - R$
	Ativos (passivos)	Receitas (despesas)
Interest on shareholders’ equity and dividends:	1,289,622,430.90	-
Cidade de Deus Companhia Comercial de Participações	(447,866,463.26)	-
Fundação Bradesco	(160,236,260.61)	-
Elba Holdings Ltda.	200,181,911.76	-
Bradseg Participações Ltda.	1,618,976,165.47	-
Other controllers, controlled and shared control	78,567,077.54	-
Demand deposits/Savings accounts:	(262,940,031.90)	(412,522.11)
Bradesco Vida e Previdência S.A.	(60,157,336.95)	-
Brasília Cayman Investments II Limited	(174,832,748.83)	-
Key Management Personnel	(21,481,105.07)	(412,522.11)
Other controllers, controlled and shared control	(6,468,841.05)	-
Time deposits:	(264,182,114.55)	(52,152,549.37)
Cidade de Deus Companhia Comercial de Participações	(61,707,944.19)	(36,722.90)
Fidelity Processadora e Serviços S.A.	(103,413,098.41)	(4,841,266.26)
Key Management Personnel	(76,320,334.66)	(4,554,377.98)
Other controllers, controlled and shared control	(22,740,737.29)	(42,720,182.23)
Funding in interbank deposits:	(3,028,437.50)	-
Bradesco North América LLC Delaware	(3,028,437.50)	-
Federal funds purchased and securities sold under agreements to repurchase:	(5,154,623,809.65)	(208,786,613.45)
Embaúba Holdings Ltda.	(717,294,895.30)	(33,959,505.61)
Quixabá Empreendimentos e Participações Ltda.	(1,286,316,097.48)	(31,594,506.17)
Serel Participações em Imóveis S.A.	(475,796,142.57)	(22,526,028.97)
Alvorada Serviços e Negócios Ltda.	(429,180,765.92)	(22,678,369.65)
STVD Holdings S.A.	(606,625,128.72)	(28,719,975.79)
Columbus Holdings S.A.	(281,256,430.37)	(6,889,260.85)
Ganant Corretora de Seguros Ltda.	(258,077,361.48)	(6,339,076.52)
BVP Promotora de Vendas Ltda.	(187,248,536.66)	(4,599,111.20)
Cidade de Deus Companhia Comercial de Participações	(202,753,158.90)	(19,272,594.36)
BBD Participações S.A.	(150,066,124.08)	(9,407,189.56)
Key Management Personnel	(127,742,221.48)	(6,971,842.16)
Other controllers, controlled and shared control	(432,266,946.69)	(15,829,152.61)
Funds from issuance of securities:	(617,809,382.21)	(28,090,687.10)
Key Management Personnel	(617,809,382.21)	(28,090,687.10)
Derivative financial instruments (swap):	4,745,713.85	4,745,713.85
Tempo Serviços Ltda.	4,745,713.85	4,745,713.85
Fee and commission income:	(26,254,835.03)	(267,972,899.03)
Scopus Tecnologia Ltda.	(20,836,170.88)	(215,468,426.69)
Fidelity Processadora e Serviços S.A.	(5,418,664.15)	(52,556,876.64)
Other controllers, controlled and shared control	-	52,404.30
Rental of branches:	-	(214,572,823.29)
Bradesco Vida e Previdência S.A.	-	(1,424,451.76)
Other controllers, controlled and shared control	-	(213,148,371.53)
Subordinated debts:	-	(26,927.87)
Fundação Bradesco	-	(26,927.87)

Bradesco     61

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

Borrowing:	(5,755,461,745.80)	(280,626,875.86)
Bradesplan Participações Ltda.	(2,645,768,418.24)	(131,485,440.90)
STVD Holdings S.A.	(879,563,524.28)	(43,265,636.04)
Tempo Serviços Ltda.	(1,190,018,211.78)	(58,122,202.28)
Alvorada Serviços e Negócios Ltda.	(385,440,017.83)	(15,800,017.83)
Other controllers, controlled and shared control	(654,671,573.67)	(31,953,578.81)

b)   Compensation for key Management personnel (1)

Each year, the Annual Shareholders’ Meeting approves:

•       The annual overall amount of management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws. and

•       The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco Organization.

For 2014, the maximum amount of R$ 354,700,000.00 was set for Management compensation and R$ 351,900,000.00 to finance defined contribution pension plans.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred shares of Banco Bradesco S.A., which must be traded in three equal, annual and successive installments, the first of which maturing in the year following the payment date. This procedure complies with CMN Resolution no 3921/10, which sets forth a management compensation policy for financial institutions.

Short-term Management benefits

R$
2014
1st semester
Salaries	162,151,243.17
INSS contributions	36,408,029.72
Total	198,559,272.89

Post-employment benefits

R$
2014
1st semester
Defined contribution supplementary pension plans	161,358,915.90
Total	161,358,915.90

   (1)  Considers all the key personnel of the Administration, regardless of the companies members of prudential consolidated.

Bradesco does not offer long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by CMN Resolution no 3989/11, to its key Management personnel.

62                 June 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

Other information

I)    Under current law, financial institutions are not allowed to grant loans or advances to:

a)   Officers and members of the advisory, administrative, fiscal or similar councils, as well as to their respective spouses and family members up to the second degree;

b)   Individuals or corporations that own more than 10% of their capital; and

c)   Corporations of which the financial institution itself, any officers or administrators of the institution, as well as their spouses and respective family members up to the second degree own more than 10%.

Therefore, no loans or advances are granted by financial institutions to any subsidiary, members of the Board of Directors or Board of Executive Officers and their relatives.

II)   Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

2014
June 30
● Common shares	0.72%
● Preferred shares	1.03%
● Total shares (1) (2)	0.88%

(1)   On June 30, 2014, direct and indirect shareholding of the members of Bradesco’s Board of Directors and Board of Executive Officers amounted to 3.20% of common shares, 1.08% of preferred shares and 2.14% of all shares; and

(2)   Considers all the key personnel of the Administration, regardless of the companies members of prudential consolidated.

30)    FINANCIAL INSTRUMENTS

a)      Risk management

Risk management is highly strategic due to the increasing complexity of services and products and the globalization of the Organization’s business. The dynamic markets lead Bradesco to an ongoing improvement of this activity in the pursuit of best practices. For that reason, Bradesco was authorized by Bacen to use its internal market risk models, which were already in force, to calculate regulatory capital as of January 2013.

The Organization controls risk management in an integrated and independent manner, preserving and valuing the Board's decisions, developing and implementing methodologies, models, and measurement and control tools. It also provides training to employees from all Organization levels, from the business areas to the Board of Directors.

The management process allows the risks to be proactively identified, measured, mitigated, monitored and reported, which is necessary in view of the Organization’s complex financial products and activity profile.

Credit risk management

Credit risk refers to the possibility of losses associated to the non-compliance by the borrower or counterparty for their respective financial obligations under agreed terms, as well as to the reduction of the value of a loan agreement resulting from a deterioration of the borrower’s risk rating, reduced earnings or remuneration, the advantages in renegotiation, recovery costs and other values related to the counterparty’s non-compliance with its financial obligations.

Bradesco     63

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

Credit risk management in the Organization is a continuous and evolving process of mapping, development, assessment and diagnosis through the use of models, instruments and procedures that require a high degree of discipline and control during the analysis of operations to preserve the integrity and autonomy of the processes.

The Organization controls its exposure to credit risk, which mainly results from loans, securities and derivative financial instruments. Credit risk also stems from financial obligations related to credit commitments or financial guarantees.

In order not to compromise the quality of the portfolio, it includes all aspects related to the lending process, concentration, guarantee requirement, terms, among others.

The Organization continuously maps all activities that can generate exposure to credit risk, with their respective ratings related to probability and magnitude, as well as the identification of their managers, measurement and mitigation plans.

Market risk management

Market risk is represented by the possibility of financial losses due to fluctuating prices and interest rates of the Organization’s financial instruments as its asset and liability portfolios may have mismatched maturities, currencies and indexes.

Market risk is carefully identified, measured, mitigated, controlled and reported. The Organization’s exposure to market risk profile is in line with the guidelines established by the governance process, with limits monitored independently on a timely basis.

All transactions exposing the Organization to market risk are mapped, measured and classified by probability and importance, and the whole process is approved by the corporate governance structure.

The process of market risk management is performed corporately. This process involves several areas, with specific assignments, ensuring an efficient structure, with the measurement and control of market risk being performed centrally and independently. The management process, approved by the Board of Directors, is reviewed at least annually by the Committees and by the Board of Directors.

In line with the Corporate Governance practices, aiming to preserve and strengthen the management of market and liquidity risks in the Organization, and to meet the provisions of CMN Resolution no 3464/07, the Board of Directors approved the Market and Liquidity Risk Management Policy, whose review is performed at least annually by the competent Committees and by the Board of Directors, providing the main guidelines for acceptance, control and management of market and liquidity risks. In addition to this policy, the Organization has specific rules to regulate the market and liquidity risk management process.

64                 June 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

Below is the statement of financial position by currency

	R$
	June 30, 2014
	Balance	Local	Foreign (1) (2)
Assets
Current and long-term assets	731,503,360,627.48	673,097,071,092.84	58,406,289,534.64
Funds available	11,281,058,167.10	7,418,616,288.87	3,862,441,878.23
Interbank investments	137,653,680,292.91	135,434,400,788.07	2,219,279,504.84
Securities and derivative financial instruments	160,389,785,171.06	147,015,874,721.66	13,373,910,449.40
Interbank and interdepartmental accounts	56,193,506,611.55	56,193,506,611.55	-
Loan and leasing	276,676,099,235.31	246,509,732,960.91	30,166,366,274.40
Other receivables and assets	89,309,231,149.55	80,524,939,721.78	8,784,291,427.77
Permanent assets	47,447,013,701.01	47,412,375,836.90	34,637,864.11
Investments	29,115,241,025.74	29,115,241,025.74	-
Premises and equipment and leased assets	12,294,419,366.57	12,283,253,590.72	11,165,775.85
Deferred Assets	60,693,176.91	60,693,176.91	-
Intangible assets	5,976,660,131.79	5,953,188,043.53	23,472,088.26
Total	778,950,374,328.49	720,509,446,929.74	58,440,927,398.75

Liabilities
Current and long-term liabilities	701,827,548,473.23	634,660,137,343.76	67,167,411,129.47
Deposits	214,241,862,053.55	187,744,701,571.48	26,497,160,482.07
Federal funds purchased and securities sold under agreements to repurchase	241,827,562,999.86	239,154,404,054.81	2,673,158,945.05
Funds from issuance of securities	75,645,921,721.73	67,577,822,081.20	8,068,099,640.53
Interbank and interdepartmental accounts	5,751,247,072.78	3,469,250,487.48	2,281,996,585.30
Borrowing and onlending	54,124,428,456.86	40,014,111,362.37	14,110,317,094.49
Derivative financial instruments	4,731,559,022.05	2,618,710,527.42	2,112,848,494.63
Other liabilities:
- Subordinated debts	35,413,479,767.74	27,687,779,024.34	7,725,700,743.40
- Other	70,091,487,378.66	66,393,358,234.66	3,698,129,144.00
Deferred income	220,623,301.21	220,623,301.21	-
Non-controlling interests in subsidiaries	96,251,505.40	96,251,505.40	-
Shareholders’ equity	76,805,951,048.65	76,805,951,048.65	-
Total	778,950,374,328.49	711,782,963,199.02	67,167,411,129.47

Net position of assets and liabilities			(8,726,483,730.72)
Net position of derivatives (2)			(15,330,560,025.57)
Other net off-balance-sheet accounts (3)			(442,498,968.19)
Net exchange position (liability)			(24,499,542,724.48)

(1)  Amounts originally recorded and/or indexed mainly in USD;

(2)  Excluding operations maturing in D+1, to be settled at the rate on the last day of the month; and

(3)  Other commitments recorded in off-balance-sheet accounts.

Bradesco     65

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

Liquidity Risk

Liquidity Risk is represented by the possibility of the institution not being able to efficiently meet its obligations, without affecting its daily operations and incurring significant losses, as well as the possibility of the institution not being able to trade a position at market price due to its high amount when compared to the usually traded volume or due to some market discontinuation.

It is crucial to know and monitor this risk, especially so that the Organization can settle the operations in a timely and reliable way.

The process of liquidity risk management is performed corporately. It involves several areas with specific assignments, ensuring an efficient structure. Liquidity risk is measured and control centrally and independently, contemplating the daily monitoring of the composition of available resources, compliance with the minimum liquidity level, and the contingency plan for stress situations.

One of the objectives of the Organization’s Policy on Market and Liquidity Risk Management, approved by the Board of Directors, is to lay down the rules, criteria and procedures that guarantee the establishment of the Minimum Liquidity Reserve (RML) for the Organization, as well as the strategy and action plans for liquidity crisis situations.

As part of the criteria and procedures approved, the Organization also establishes a minimum liquidity reserve to be recorded daily and the types of assets eligible for making up the resources available. Moreover, instruments for managing liquidity in a normal scenario and in a crisis scenario and the strategies to be implemented in each case are established.

66                 June 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

The statement of financial position by maturity is as follows

	R$
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Maturity not stated	Total
Assets
Current and long-term assets	362,206,191,026.53	91,005,786,038.32	55,262,297,637.50	223,029,085,925.13	-	731,503,360,627.48
Funds available	11,281,058,167.10	-	-	-	-	11,281,058,167.10
Interbank investments (2)	127,072,825,800.90	5,266,370,862.55	4,644,662,389.53	669,821,239.93	-	137,653,680,292.91
Securities and derivative financial instruments (1) (2)	105,677,152,689.27	2,657,879,024.19	2,627,785,450.83	49,426,968,006.77	-	160,389,785,171.06
Interbank and interdepartmental accounts	55,593,705,282.11	-	-	599,801,329.44	-	56,193,506,611.55
Loan and leasing	27,603,086,151.00	64,746,516,402.10	39,450,901,107.71	144,875,595,574.50	-	276,676,099,235.31
Other receivables and assets	34,978,362,936.15	18,335,019,749.48	8,538,948,689.43	27,456,899,774.49	-	89,309,231,149.55
Permanent assets	10,476,961,054.38	748,065,029.38	884,382,337.39	6,140,332,662.50	29,197,272,617.36	47,447,013,701.01
Investments	-	-	-	-	29,115,241,025.74	29,115,241,025.74
Premises and equipment	10,344,330,701.54	77,770,919.66	93,325,103.59	1,696,961,050.16	82,031,591.62	12,294,419,366.57
Deferred assets	1,011,552.95	5,057,764.74	6,069,317.69	48,554,541.53	-	60,693,176.91
Intangible assets	131,618,799.89	665,236,344.98	784,987,916.11	4,394,817,070.81	-	5,976,660,131.79
Total on June 30, 2014	372,683,152,080.91	91,753,851,067.70	56,146,679,974.89	229,169,418,587.63	29,197,272,617.36	778,950,374,328.49

Liabilities
Current and long-term liabilities	369,314,302,312.76	77,989,917,501.82	63,159,147,280.38	191,364,181,378.27	-	701,827,548,473.23
Deposits (3)	135,863,646,163.77	20,461,180,384.64	9,474,618,819.17	48,442,416,685.97	-	214,241,862,053.55
Federal funds purchased and securities sold under agreements to repurchase (2)	170,430,765,500.55	33,568,944,480.81	11,014,920,254.91	26,812,932,763.59	-	241,827,562,999.86
Funds from issuance of securities	1,098,528,130.33	7,646,273,244.60	28,153,388,021.81	38,747,732,324.99	-	75,645,921,721.73
Interbank and interdepartmental accounts	5,751,247,072.78	-	-	-	-	5,751,247,072.78
Borrowing and onlending	3,788,451,604.69	11,375,310,941.85	9,776,642,409.25	29,184,023,501.07	-	54,124,428,456.86
Derivative financial instruments	3,553,799,817.26	249,124,047.89	187,582,569.80	741,052,587.10	-	4,731,559,022.05
Other liabilities:	48,827,864,023.38	4,689,084,402.03	4,551,995,205.44	47,436,023,515.55	-	105,504,967,146.40
- Subordinated debts	170,077,732.40	1,789,719,291.15	719,059,127.48	32,734,623,616.71	-	35,413,479,767.74
- Other	48,657,786,290.98	2,899,365,110.88	3,832,936,077.96	14,701,399,898.84	-	70,091,487,378.66
Deferred income	220,623,301.21	-	-	-	-	220,623,301.21
Non-controlling interests in subsidiaries	-	-	-	-	101,924,277.30	101,924,277.30
Shareholders’ equity	-	-	-	-	76,800,278,276.75	76,800,278,276.75
Total on June 30, 2014	369,534,925,613.97	77,989,917,501.82	63,159,147,280.38	191,364,181,378.27	76,902,202,554.05	778,950,374,328.49

Net assets accumulated on June 30, 2014	3,148,226,466.94	16,912,160,032.82	9,899,692,727.33	47,704,929,936.69	-	-

(1)   Investments in investment funds are classified as 1 to 30 days;

(2)   Repurchase agreements are classified according to the maturity of the transactions; and

(3)   Demand and savings deposits are classified as 1 to 30 days, without considering average historical turnover.

Bradesco     67

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

Operational Risk

Operational risk is represented by the possibility of losses resulting from failure, deficiency or inadequacy of internal processes, people and systems, or from external events. This definition includes legal risk associated with the activities undertaken by the Organization.

The process of operational risk management is performed corporately. This process involves several areas, with specific assignments, ensuring an efficient structure, with the measurement and control of operational risk being performed centrally and independently.

Among the plans to mitigate operational risk, we highlight that the most important is business continuity management, which consists of formal plans to be adopted during moments of crisis to guarantee the recovery and continuation of business as well as preventing loss.

Internal Controls

The existence, effectiveness and implementation of controls that ensure acceptable risk levels in the Organization's processes are certified, and the results are reported to the Audit Committee and to the Compliance and Internal Controls Committee, as well as to the Board of Directors, aiming to provide assurance regarding the proper conduct of business and the achievement of the established goals, in accordance with applicable external laws and regulations, policies, internal rules and procedures, codes of conduct and self-regulation.

The effectiveness of the Organization’s internal controls is supported by trained professionals, well-defined and implemented processes, and technology compatible with the business needs.

The Compliance and Internal Controls Policy and the Internal Control System Standards are aligned with the main control frameworks, such as COSO - Committee of Sponsoring Organizations of the Treadway Commission and COBIT - Control Objectives for Information and Related Technology, which cover aspects related to Business and Information Technology, respectively.

Below is the Capital Adequacy Ratio:

R$
Calculation basis - Capital Adequacy Ratio	Capital Adequacy Ratio (Basel III)
June 30, 2014
Financial (1)
Tier I capital	71,892,296,325.19
Common equity	71,892,296,325.19
Shareholders’ equity	76,800,278,276.75
Prudential adjustments - CMN Resolution no 4192/13	(4,907,981,951.56)
Tier II capital	22,197,833,787.01
Subordinated debt	22,197,833,787.01
Capital (a)	94,090,130,112.20

- Credit risk	548,599,471,520.46
- Market risk	18,004,347,269.82
- Operational risk	29,852,952,734.43
Risk-weighted assets – RWA (b)	596,456,771,524.71

Capital adequacy ratio (a/b)	15.8%
Tier I capital	12.1%
- Principal capital	12.1%
Tier II capital	3.7%

(1)  As of October 2013, capital is calculated as per CMN Resolution no 4192/13, which establishes that calculation is based on the “Financial Consolidated".

68                 June 2014

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

b)      Capital Management

The Capital Management structure aims at providing conditions to monitor and control capital, contributing to the achievement of Organization’s strategic goals and objectives, The following are considered: business environment, prospective and consistent vision with capital adequacy planning, This structure is composed of the Statutory, Non-Statutory and Executive Committees that assist the Board of Directors and the Board of Executive Officers in decision making.

The process of assessing Capital adequacy is carried out so as to ensure that the Organization has a solid Reference Equity base to support the development of activities and cope with risks, whether in normal or in extreme market conditions, as well as meeting managerial and regulatory requirements in capital management.

31) EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor an unrestricted benefit pension plan (PGBL) for employees and directors, PGBL is a private defined contribution pension plan that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE).

PGBL is managed by Bradesco Vida e Previdência S,A, and BRAM - Bradesco Asset Management S,A, The Securities Dealer Company (DTVM) is responsible for the financial management of FIE funds.

Contributions made by employees and directors of Bradesco and its subsidiaries are for the equivalent of at least 4% of their salary, except for participants who chose to migrate from the defined benefit plan to a defined contribution plan (PGBL) in 2001, whose contributions to the PGBL were maintained at the levels that prevailed for the defined benefit plan when they migrated, always respecting the 4% minimum.

Actuarial obligations of the defined contribution plan (PGBL) are fully covered by the plan assets of the corresponding FIE.

In addition to the aforementioned plan (PGBL), participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in the plan, For participants of the defined benefit plan, whether they migrated to the PGBL plan or not, for retirees and pensioners, the present value of the actuarial plan obligation is fully covered by the plan assets.

Banco Alvorada S,A, (successor from the spin-off of Banco Baneb S,A,) maintains defined contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social - Bases (related to the former employees of Baneb).

Banco Bradesco BBI S,A, (formally Banco BEM S,A,) sponsors both defined benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof).

Banco Bradesco BERJ S,A has incorporated Alvorada Cartões, Crédito, Financiamento e Investimento S,A, (Alvorada CCFI) (merging company of Banco BEC S,A,), which sponsors a defined benefit plan through Caixa de Previdência Privada do Banco do Estado do Ceará (Cabec).

The assets of pension plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties).

In accordance with CPC 33 (R1) – Employee Benefit, as approved by CVM Resolution no 600/09, Bradesco and its subsidiaries, as sponsors of these plans, taking into consideration the economic and actuarial study, calculated their actuarial commitments using a real interest rate and recognizing their obligations in the financial statements.

Bradesco     69

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

The assets of pension plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties).

Expenses relating to contributions made in the 1st semester of 2014 totaled R$ 310,630,141.45.

In addition to this benefit, Bradesco and its subsidiaries offer other benefits to their employees and administrators, including: health insurance, dental care, life and personal accident insurance, and professional training, These expenses, including the aforementioned contributions, totaled R$ 1,455,020,545.43 in the 1st semester of 2014.

32) INCOME TAX AND SOCIAL CONTRIBUTION

a)   Calculation of income tax and social contribution charges

R$
2014
1st semester
Income before income tax and social contribution	10,731,831,793.58
Total income tax and social contribution at rates of 25% and 15%, respectively (1)	(4,292,732,717.43)
Effect on the tax calculation:
Equity in the earnings (losses) of unconsolidated companies	321,682,777.87
Net non-deductible expenses of nontaxable income	(59,470,648.86)
Interest on shareholders’ equity (paid and payable)	626,759,209.53
Other amounts (2)	(101,467,583.92)
Income tax and social contribution for the period	(3,505,228,962.81)

(1)  The social contribution rate for companies of the financial and insurance sectors was increased to 15%, according to Law no 11727/08, remaining at 9% for other companies (Note 3h); and

(2)  Primarily includes the exchange variation on investments made abroad and bringing the effective social contribution rate to the (40%) rate.

b)   Breakdown of income tax and social contribution in the income statement

R$
2014
1st semester
Current taxes:
Income tax and social contribution payable	(4,416,945,062.79)
Deferred taxes:
Amount recorded/realized in the period on temporary additions	1,939,291,099.66
Use of opening balances of:
Social contribution loss	(375,061,115.18)
Income tax loss	(652,853,680.32)
Recording in the period on:
Social contribution loss	139,138.50
Income tax loss	200,657.32
Total deferred taxes	911,716,099.98
Income tax and social contribution for the period	(3,505,228,962.81)

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Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

c)   Deferred income tax and social contribution

	R$
	Balance on 1,1st,2014	Amount recorded	Amount realized	Balance on 6,30,2014
Allowance for loan losses	15,017,340,849.80	3,143,522,481.34	1,685,194,602.84	16,475,668,728.30
Civil provisions	1,204,354,686.31	146,708,841.71	132,010,746.61	1,219,052,781.41
Tax provisions	1,766,267,200.55	164,692,467.09	8,152,490.67	1,922,807,176.97
Labor provisions	905,309,434.52	256,706,971.92	287,613,356.43	874,403,050.01
Provision for devaluation of securities and investments	71,315,291.83	13,657,170.46	14,381,312.39	70,591,149.90
Provision for devaluation of foreclosed assets	218,026,129.75	97,861,529.61	63,578,119.33	252,309,540.03
Adjustment to fair value of trading securities	183,033,034.59	2,946,303.85	181,703,831.90	4,275,506.54
Amortization of goodwill	667,341,939.29	15,456,570.88	496,794,744.03	186,003,766.14
Provision for interest on shareholders’ equity (1)	-	427,803,157.78	-	427,803,157.78
Other	1,740,749,080.97	922,718,520.29	383,353,711.07	2,280,113,890.19
Total deductible taxes on temporary differences	21,773,737,647.61	5,192,074,014.93	3,252,782,915.27	23,713,028,747.27
Income tax and social contribution losses in Brazil and abroad	3,830,376,020.88	339,795.82	1,027,914,795.50	2,802,801,021.20
Subtotal (2)	25,604,113,668.49	5,192,413,810.75	4,280,697,710.77	26,515,829,768.47
Adjustment to fair value of available-for-sale securities (2)	606,797,172.07	11,689,785.04	391,774,721.19	226,712,235.92
Social contribution - Provisional Measure no 2158-35/01	132,510,583.74	-	-	132,510,583.74
Total deferred tax assets (Note 9b)	26,343,421,424.30	5,204,103,595.79	4,672,472,431.96	26,875,052,588.13
Deferred tax liabilities (Note 32e)	2,317,740,646.42	540,212,326.63	339,635,123.65	2,518,317,849.40
Deferred tax assets, net of deferred tax liabilities	24,025,680,777.88	4,663,891,269.16	4,332,837,308.31	24,356,734,738.73

(1)  Deferred taxes on interest on shareholders’ equity is recorded up to the authorized tax limit; and

(2)  Deferred tax assets from companies in the financial sector were established considering the increase in the social contribution rate, determined by Law no 11727/08 (Note 3h).

Bradesco     71

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

d)   Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution and deferred social contribution - Provisional Measure no 2158-35

	R$
	Temporary differences		Income tax and social contribution losses		Social contribution - Provisional Measure no 2158-35	Total
	Income tax	Social contribution	Income tax	Social contribution
2014	4,689,055,337.85	2,813,217,721.96	159,374,363.99	95,368,133.29	26,413,383.00	7,783,428,940.09
2015	6,582,828,376.29	3,940,374,164.38	93,399,858.47	177,459,333.53	-	10,794,061,732.67
2016	2,848,723,975.37	1,611,668,468.89	468,766,390.45	297,061,249.80	106,097,200.74	5,332,317,285.25
2017	433,628,142.07	251,821,675.10	688,902,054.17	495,084,475.63	-	1,869,436,346.97
2018	340,674,663.42	193,677,543.23	94,960.79	327,290,201.08	-	861,737,368.52
2019 (1st Sem,)	4,591,663.13	2,767,015.58	-	-	-	7,358,678.71
Total	14,899,502,158.13	8,813,526,589.14	1,410,537,627.87	1,392,263,393.33	132,510,583.74	26,648,340,352.21

The projected realization of deferred tax assets is an estimate and it is not directly related to the expected accounting income,

The present value of deferred tax assets, calculated based on the average rate of tax effects net inflow, amounts to R$ 25,508,300,599.79, of which R$ 22,809,376.753,72 refers to temporary differences, R$ 2,574,145,109.39 to tax losses and negative basis of social contribution and R$ 124,778,736.68 of deferred social contribution, Provisional Measure no 2158-35,

e)   Deferred tax liabilities

R$
June 30, 2014
Mark-to-market adjustment to securities and derivative financial instruments	296,566,145.79
Difference in depreciation	1,007,957,540.63
Judicial deposit and others	1,213,794,162.98
Total	2,518,317,849.40

The deferred tax liabilities of companies in the financial sector were established considering the increased social contribution rate, established by Law no 11727/08 (Note 3h).

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Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

33) OTHER INFORMATION

a)    The Bradesco Organization manages investment funds and portfolios with net assets of R$ 462,245,912,790.01.

b)   Consortium funds

R$
June 30, 2014
Monthly estimate of funds receivable from consortium members	402,392,008.48
Contributions payable by the group	19,709,344,005.93
Consortium members - assets to be included	17,719,131,963.64
Credits available to consortium members	4,069,890,575.62

In units
June 30, 2014
Number of groups managed	3,419
Number of active consortium members	1,010,214
Number of assets to be included	488,050

c)   In 2014, the procedures implemented on the reserve requirement on exchange short position, time deposits and demand deposits are as follows:

Description	Procedures
Reserve requirement on exchange short position	The reserve requirement for financial institutions is calculated applying the rate of 0% on amount exceeding US$ 3 billion.
Reserve requirement on time deposits

Bacen remunerates balance, limited to the lower among the following amounts:

I – the requirement discounted from deductions forecasted by Bacen, Such deductions may not exceed 50% of the liabilities; and

II – the requirement multiplied by the percentage of:

- 82% as of the calculation period started on 1,13,2014;

- 100% as of the calculation period started on 3,17,2014;

- 50% as of the calculation period started on 8.4.2014; and

- 100% as of the calculation period started on 8.10.2015.

Reserve requirement on time deposits

I – the rate relative to the calculation periods started on 6,2,2014 (Group A Institutions) and 6,9,2014 (Group B Institutions) was 44%; and

II – from these dates the rate increased from 44% to 45% on the calculation basis.

d)    As part of the convergence process with international accounting standards, the Brazilian Accounting Pronouncements Committee (CPC) issued several accounting pronouncements, as well as their interpretations and guidelines, which are applicable to financial institutions only after approval by CMN.

The accounting standards which have been approved by CMN include the following:

•       Resolution no 3566/08 – Impairment of Assets (CPC 01);

•       Resolution no 3604/08 – Statement of Cash Flows (CPC 03);

•       Resolution no 3750/09 – Related Party Disclosures (CPC 05);

•       Resolution no 3823/09 – Provisions, Contingent Liabilities and Contingent Assets (CPC 25);

•       Resolution no 3973/11 – Subsequent Event (CPC 24);

•       Resolution no 3989/11 – Share-based Payment (CPC 10);

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Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Notes to the Consolidated Financial Statements of the Prudential Conglomerate

•       Resolution no 4007/11 - Accounting Policies, Changes in Estimates and Error Correction (CPC 23); and

•       Resolution no 4144/12 - Basic Conceptual Pronouncement (R1).

Presently, it is not possible to estimate when the CMN will approve the other CPC pronouncements or if they will be used prospectively or retrospectively.

e)     On May 14, 2014, Law no 12973/14 was published, which converted Provisional Measure no 627, This Law amends the Federal Tax Legislation regarding Corporate Income Tax - IRPJ, the Social Contribution on Net Profits - CSLL, the Contribution to PIS/PASEP and the Contribution to the Social Security Financing - COFINS, We highlight the main issues that Law no 12973/14 provides:

•       revocation of the Transition Tax System (RTT), controlling the adjustments arising from new accounting methods and criteria for the compliance of the Brazilian accounting rules to the international standards;

•       taxation of companies domiciled in Brazil, for acquisition of equity resulting from profit sharing recorded abroad by subsidiaries and unconsolidated companies; and

•       special installment payment of PIS/PASEP and COFINS Contributions.

This Law will still be regulated, However, in our assessment, there will be significant future impact on our consolidated financial statements, of the prudential conglomerate.

f)     On July 28, 2014 a strategic partnership was entered into with IBM Brasil - Indústria Máquinas e Serviços Ltda, (IBM), where it was agreed that the hardware and software support and maintenance activities currently provided to Bradesco by Scopus Tecnologia Ltda, (Scopus Serviços), a company belonging to the Bradesco Organization, will be provided by IBM, which shall apply its experience, technical knowledge and technological skills, IBM will take over the operational structure from Scopus Serviços, and all support and maintenance contracts signed between Scopus Serviços and its other clients, The consulting activities on innovation and information technology solutions currently developed by Scopus Serviços will be performed by Scopus Soluções em TI S,A,, whose capital stock will continue to be held in full by Bradesco, which will retain ownership of the Scopus brand.

g)     On August 4, 2014, Bradesco, considering of the events involving Banco Espírito Santo, S.A. ("BES"), with head Quarters in Lisbon, Portugal, recorded a non-recurring accounting adjustment (impairment), of the investment in BES, which represented approximately 3.9% of the share capital of BES. The adjustment will be through a provision of 100% of the investment, impacting the net income of the third Quarter in the amount of approximately R$ 356 million.

h)    There were no other subsequent events that need to be adjusted or disclosed for the consolidated financial statements of the prudential conglomerate as of June 30, 2014.

Marcos Aparecido Galende

Accountant - CRC 1SP201309/O-6

Bradesco     74

Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Report of Independent Auditors on the Consolidated Financial Statements

of the Prudential Conglomerate

To

The Board of Directors and Management

Banco Bradesco S.A.

Osasco – SP

We have audited the accompanying Prudential Conglomerate consolidated financial statements of Banco Bradesco S.A. (“Bradesco”), which comprise the consolidated statement of financial position of the Prudential Conglomerate as at June 30, 2014, and the respective income statement, statement of changes in equity and cash flow statement for the six-month period then ended, and a summary of significant accounting policies and other explanatory information. These special purpose financial statements have been prepared by Bradesco´s management as required by Resolution no 4,280, dated October 31, 2013, of the Conselho Monetário Nacional (CMN) and supplementary regulations of the Central Bank of Brazil (BACEN), described in the note no 2 to the financial statements.

Management’s Responsibility for the Financial Statements

Bradesco´s Management is responsible for the preparation and fair presentation of these Prudential Conglomerate consolidated financial statements in accordance with the Resolution no 4,280/13 of CMN, and supplementary regulations of BACEN, which main criteria and accounting practices are described in note no 2 to the financial statements, and for such internal control as management determines is necessary to enable the preparation of the Prudential Conglomerate consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these Prudential Conglomerate consolidated financial statements prepared by Bradesco´s Management in accordance with the Resolution no 4,280/13, of CMN, and supplementary regulations of BACEN, based on our audit in accordance with Brazilian and International Standards on Auditing, taking into account the NBC TA 800 (ISA 800) - “Special Considerations - Audits of Financial Statements Prepared in Accordance with Special Purpose Frameworks”.

Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the Prudential Conglomerate consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Bradesco’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the Prudential Conglomerate consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Bradesco S.A. as at June 30, 2014, the financial performance of its operations and its cash flows for the  six-month period then ended in accordance with the provisions for preparation of the Prudential Conglomerate consolidated financial statements pursuant to the Resolution no 4,280/13, of CMN, and supplementary regulations of BACEN for the preparation of these consolidated financial statements prepared for special purpose, as described in note no 2 to the financial statements.

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Consolidated Financial Statements of the Prudential Conglomerate and Independent Auditors’ Report

Report of Independent Auditors on the Consolidated Financial Statements

of the Prudential Conglomerate

Emphasis

Basis of preparation of the Prudential Conglomerate consolidated financial statements

Without modifying our opinion, we draw attention to note no 2 to the financial statements that disclose:

(a)  The Prudential Conglomerate consolidated financial statements were prepared by Bradesco´s management to meet the requirements of Resolution no 4,280/13, of CMN, and supplementary regulations of BACEN. Consequently, our report on these consolidated financial statements has been prepared solely for meeting these specific requirements and thus may not be appropriate for other purposes.

(b) As this is the first presentation of the Prudential Conglomerate consolidated financial statements, Bradesco´s management opted for the provision of the § 2o of Art. 10 of BACEN´s Circular no 3,701, dated March 13, 2014, and did not present comparative financial statements as at June 30, 2014.

Other Matter

Bradesco has prepared a separate set of consolidate financial statements for general purposes for the six-month period ended June 30, 2014, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank  of Brazil, on which we issued an unqualified auditor’s report on  30, 2014.

Osasco, August 29, 2014.

KPMG Auditores Independentes

CRC 2SP028567/O-1 F SP

Original report in Portuguese signed by

Cláudio Rogélio Sertório

Contador CRC 1SP212059/O-0

Bradesco     76

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 2, 2014

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.